                                               Filed Pursuant to Rule 424(b)(4)
                                                     Registration No. 333-31580

                               1,500,000 Shares

                                [MAXYGEN LOGO]

                                 Common Stock

                               ----------------

    This is an offering of 1,500,000 shares of common stock of Maxygen, Inc. Maxygen is selling all of the 1,500,000 shares of common stock in this offering.

    The common stock is quoted on the Nasdaq National Market under the symbol "MAXY". The last reported sale price of the common stock on March 20, 2000 was $99.00 per share.

    See "Risk Factors" beginning on page 7 to read about factors you should consider before buying shares of the common stock.

                               ----------------

    Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                               ----------------

                                                         Per Share    Total
                                                         --------- ------------
Initial price to public.................................  $97.00   $145,500,000
Underwriting discount...................................  $ 5.09   $  7,635,000
Proceeds, before expenses, to Maxygen...................  $91.91   $137,865,000

    To the extent that the underwriters sell more than 1,500,000 shares of common stock, the underwriters have the option to purchase up to an additional 225,000 shares from Maxygen at the initial price to public less the underwriting discount.

                               ----------------

    The underwriters expect to deliver the shares against payment in New York, New York on March 24, 2000.

Goldman, Sachs & Co.

                 Robertson Stephens

                                  Credit Suisse First Boston

                                                             Invemed Associates

                               ----------------

                       Prospectus dated March 20, 2000.

                               PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information regarding us, the sale of our common stock in this offering, and our financial statements and notes to those financial statements that appear elsewhere in this prospectus.

                                  Our Business

Overview

   We believe that we are the leader in the emerging field of directed molecular evolution, the process by which genes are modified for specific commercial uses. Our proprietary technologies, known as MolecularBreeding(TM) technologies, mimic the natural process of evolution and bring together advances in molecular biology and classical breeding, while capitalizing on the large amount of genetic information generated by government, academic and commercial laboratories. Unlike conventional technologies, MolecularBreeding technologies are efficient, in part because they require minimal understanding of complex underlying biological systems. We have designed our technologies to rapidly develop new genes for commercial applications, where such genes would be difficult or impossible to develop through other processes. We believe our MolecularBreeding technologies are commercially applicable to a broad range of industries. We are currently conducting research on more than 40 product candidates for the chemical, agricultural and pharmaceutical industries, enabling us to potentially generate short-term as well as long-term revenues.

   We have established collaborations with Novo Nordisk, DuPont/Pioneer Hi-Bred, AstraZeneca, DSM and Rio Tinto, all leaders in their respective markets, as well as with United States government agencies. Our commercial collaborators and U.S. government agencies have committed funding of over $102 million. While we will continue to establish strategic collaborations with leading companies and pursue additional grants from U.S. government agencies, we will also invest our own funds in certain areas. To that end, we have retained significant product commercialization rights to future applications of our technologies.

Our Target Markets

   Our technologies address a number of multi-billion dollar industries. Our target markets include chemicals, agriculture, protein pharmaceuticals, and preventative and therapeutic vaccines. Within these markets, we are focusing our efforts on specific high-value opportunities. In chemicals, we are developing new processes using enzymes as catalysts that could increase yields and decrease manufacturing costs for multiple product classes, such as vitamins, pharmaceuticals, paints and plastics. In addition, we believe that processes using enzymes as catalysts may have utility for generating new useful materials such as fibers for industrial and consumer product applications. In agriculture, we are applying our technologies to potentially increase crop yield and qualities, including enhanced nutritional value in human food and animal feed. In pharmaceuticals and vaccines, we are focusing our efforts on developing products for a number of indications, including multiple forms of cancer, infectious diseases such as HIV and hepatitis, and diseases in which the body generates an improper immune response, such as rheumatoid arthritis and multiple sclerosis.

Our Technologies

   Our MolecularBreeding technologies consist of two components:
DNAShuffling(TM) recombination technologies and MaxyScan(TM) screening systems. DNAShuffling is the process of recombining single genes or gene families to generate a library of new modified genes. MaxyScan is a series of specialized screening systems that efficiently and rapidly select those gene products and enzymes best suited for specific commercial purposes. We have an extensive patent portfolio, including 16 issued U.S. patents, of which six are owned by us and 10 have been licensed to us by others. Furthermore, we have over 55 families of patent applications relating to our MolecularBreeding technologies, the application of our technologies to diverse industries and specific proteins improved by our technologies.

Our Accomplishments

   We have attracted a multi-disciplinary team comprised of leading experts in the field of directed molecular evolution. We have consistently been able to generate significant enhancements in many different genes that have relevance to multiple commercial applications. We have demonstrated improvements in 13 product candidates and have an additional 32 product candidates in earlier stages of development. For example, we have increased the anti-viral activity of a protein and developed new modified enzymes which have the potential to streamline chemical and pharmaceutical manufacturing processes. In addition, we have significantly improved the performance of multiple commercially relevant properties of the industrial enzyme subtilisin, one of the most studied and extensively modified commercial enzymes. Subtilisin, which is widely used in laundry detergents, had annual sales of $500 million in 1998. We believe that this example demonstrates the ability of our MolecularBreeding technologies to achieve significant improvements beyond the limits of other approaches in biotechnology.

   To date, we have established strategic alliances with Novo Nordisk in the area of industrial enzymes, DuPont/Pioneer Hi-Bred and AstraZeneca in agriculture, DSM in antibiotic manufacturing and Rio Tinto in chemical processing. Since 1997, our collaborators have committed funding of over $75 million, assuming we perform research for the full term of the existing collaborations. Of this amount, we have received approximately $33 million, including $15 million in equity investments. In addition, we could receive over $145 million in milestone payments based on the accomplishment of specific performance criteria, as well as royalties on product sales. We have received six grants from the U.S. National Institute of Standards and Technology-Advanced Technology Program and the Defense Advanced Research Projects Agency with total committed grant funding of over $27 million, of which we have expended approximately $7 million. These grants are primarily for the development of vaccines and the advancement of our MolecularBreeding technologies.

Our Strategy

   Our strategy has four major components:

   . We will continue to develop our core MolecularBreeding technologies to extend our proprietary technology leadership by investing significantly in research and development programs. We will acquire and license technologies from third parties that complement our capabilities.

   . We will continue to establish strategic collaborations with leading companies in targeted industries and will pursue additional grants from U.S. government agencies. We have retained, and intend to retain, significant rights to develop and market certain applications of products arising from our strategic collaborations.

   . We plan to develop multiple products in the chemicals, agriculture and pharmaceutical industries to generate revenues in the short-, medium- and long-term. We expect to receive a diversified royalty stream from the sale of commercial products and processes that may be developed and commercialized by our existing collaborators as well as revenues from any products that result from our grant-funded programs and self-funded programs.

   . We plan to retain rights to use our technologies in multiple applications. We will invest our own funds in selected areas and product opportunities with the aim of capturing a high percentage of profits on product sales.

Our History

   We began operations in 1997 to commercialize technologies originally conceived by Dr. Willem P.C. Stemmer while at Affymax Research Institute, a subsidiary of Glaxo Wellcome plc. We now have over 145 employees and occupy our own facilities and executive offices, totaling 47,880 square feet, located at 515 Galveston Drive, Redwood City, California 94063. Our telephone number is
(650) 298-5300. We were incorporated under the laws of Delaware on May 7, 1996.

   Maxygen(TM), MaxyScan(TM), MolecularBreeding(TM), DNAShuffling(TM), and the Maxygen logo are some of our trademarks. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

                                  The Offering

Shares offered by Maxygen....................  1,500,000 shares
Shares to be outstanding after this
 offering....................................  32,269,644 shares
Nasdaq National Market symbol................  MAXY
Use of proceeds..............................  For research and development activities, for capital expenditures, to finance possible
                                               acquisitions and investments in technology,
                                               and for working capital and other general
                                               corporate purposes.

                                ---------------

   The above information is based on shares outstanding as of February 15, 2000. This information excludes 2,111,602 shares of common stock issuable upon the exercise of options outstanding as of February 15, 2000 at a weighted average exercise price of $5.74 per share and 1,943,385 shares of common stock reserved for future issuance under our benefit plans.

                             Summary Financial Data

    See Note 1 of Notes to Financial Statements for an explanation of the method used to determine the number of shares used in computing per share data below. See Note 8 to Notes to Financial Statements for information concerning the deemed dividend upon issuance of convertible preferred stock in August 1999.

                                                   Year Ended December 31,
                                                   --------------------------
                                                    1997     1998      1999
                                                   -------  -------  --------
                                                    (in thousands, except
                                                       per share data)
Statement of Operations Data:
Collaborative research and development revenue.... $   341  $ 1,077  $  8,895
Grant revenue.....................................     --     1,646     5,122
                                                   -------  -------  --------
Total revenues....................................     341    2,723    14,017
Operating expenses:
  Research and development........................   3,074    7,858    19,250
  General and administrative......................   1,461    3,920     7,498
                                                   -------  -------  --------
Total operating expenses..........................   4,535   11,778    26,748
                                                   -------  -------  --------
Loss from operations..............................  (4,194)  (9,055)  (12,731)
Net interest income...............................     161      229     1,413
                                                   -------  -------  --------
Net loss..........................................  (4,033)  (8,826)  (11,318)
Deemed dividend upon issuance of convertible
 preferred stock..................................     --       --     (2,200)
                                                   -------  -------  --------
Net loss attributable to common stockholders...... $(4,033) $(8,826) $(13,518)
Basic and diluted net loss per share.............. $ (0.82) $ (1.31) $  (1.53)
                                                   =======  =======  ========
Shares used in computing basic and diluted net
 loss per share...................................   4,917    6,748     8,854
Pro forma basic and diluted net loss per share....          $ (0.75) $  (0.74)
                                                            =======  ========
Shares used in computing pro forma basic and
 diluted net loss per share.......................           11,762    18,249

    In the "as adjusted" column below, we have adjusted the actual balance sheet data to give effect to receipt of the net proceeds from the sale in this offering of 1,500,000 shares of common stock at a public offering price of $97.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

                                                             December 31, 1999
                                                             ------------------
                                                                          As
                                                              Actual   Adjusted
                                                             --------  --------
                                                              (in thousands)
Balance Sheet Data:
Cash and cash equivalents................................... $136,343  $273,708
Working capital.............................................  132,510   269,875
Total assets................................................  145,578   282,943
Non-current portion of equipment financing..................    1,644     1,644
Accumulated deficit.........................................  (24,177)  (24,177)
Total stockholders' equity..................................  133,716   271,081

                                  RISK FACTORS

    You should carefully consider the risks described below, together with all of the other information included in this prospectus, before deciding whether to invest in our common stock. The risks and uncertainties described below are not the only ones facing Maxygen. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. The occurrence of any of the following risks could harm our business, financial condition or results of operations. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

We Have a History of Net Losses. We Expect to Continue to Incur Net Losses and We May Not Achieve or Maintain Profitability.

    We have incurred net losses since our inception, including a net loss of approximately $11.3 million for the year ended December 31, 1999. As of December 31, 1999, we had an accumulated deficit of approximately $24.2 million. We expect to have increasing net losses and negative cash flow in the foreseeable future. The size of these net losses will depend, in part, on the rate of growth, if any, in our contract revenues and on the level of our expenses. To date, we have derived all of our revenues from collaborations and grants and will continue to do so in the foreseeable future. Revenues from collaborations and grants are uncertain because our existing agreements have fixed terms and because our ability to secure future agreements will depend upon our ability to address the needs of our potential future collaborators. We expect to spend significant amounts to fund research and development and enhance our core technologies. As a result, we expect that our operating expenses will increase significantly in the near term and, consequently, we will need to generate significant additional revenues to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

We Are an Early Stage Company Deploying Unproven Technologies. If We Do Not Develop Commercially Successful Products, We May Be Forced to Cease Operations.

    You must evaluate us in light of the uncertainties and complexities affecting an early stage biotechnology company. Our MolecularBreeding technologies are new and in the early stage of development. We may not develop products that prove to be safe and efficacious in any market, meet applicable regulatory standards, are capable of being manufactured at reasonable costs, or can be marketed successfully.

    We may not be successful in the commercial development of products. Successful products will require significant development and investment, including testing, to demonstrate their cost-effectiveness prior to their commercialization. To date, companies in the biotechnology industry have developed and commercialized only a limited number of gene-based products. We have not proven our ability to develop and commercialize products. Further, none of our potential vaccine or protein therapeutic products are expected to enter clinical trials within the next year. We must conduct a substantial amount of additional research and development before any regulatory authority will approve any of our products. Our research and development may not indicate that our products are safe and effective, in which case regulatory authorities may not approve them. Problems frequently encountered in connection with the development and utilization of new and unproven technologies and the competitive environment in which we operate might limit our ability to develop commercially successful products.

Commercialization of Our Technologies Depends On Collaborations With Other Companies. If We Are Not Able to Find Collaborators in the Future, We May Not Be Able to Develop Our Technologies or Products.

    Since we do not currently possess the resources necessary to develop and commercialize potential products that may result from our MolecularBreeding technologies, or the resources to complete any approval processes which may be required for these products, we must enter into collaborative arrangements to develop and commercialize products. We have entered into collaborative agreements with other companies to fund the development of certain new products for specific purposes. These contracts expire after a fixed period of time. If they are not renewed or if we do not enter into new collaborative agreements, our revenues will be reduced and our products may not be commercialized.

    We have limited or no control over the resources that any collaborator may devote to our products. Any of our present or future collaborators may not perform their obligations as expected. These collaborators may breach or terminate their agreement with us or otherwise fail to conduct their collaborative activities successfully and in a timely manner. Further, our collaborators may elect not to develop products arising out of our collaborative arrangements or devote sufficient resources to the development, manufacture, market or sale of these products. If any of these events occur, we may not be able to develop our technologies or commercialize our products.

We Intend to Conduct Proprietary Research Programs, and Any Conflicts With Our Collaborators or Any Inability to Commercialize Products Resulting from This Research Could Harm Our Business.

    An important part of our strategy involves conducting proprietary research programs. We may pursue opportunities in fields that could conflict with those of our collaborators. Moreover, disagreements with our collaborators could develop over rights to our intellectual property. Any conflict with our collaborators could reduce our ability to obtain future collaboration agreements and negatively impact our relationship with existing collaborators, which could reduce our revenues.

    Certain of our collaborators could also become competitors in the future. Our collaborators could develop competing products, preclude us from entering into collaborations with their competitors, fail to obtain timely regulatory approvals, terminate their agreements with us prematurely or fail to devote sufficient resources to the development and commercialization of products. Any of these developments could harm our product development efforts.

    We will either commercialize products resulting from our proprietary programs directly or through licensing to other companies. We have no experience in manufacturing and marketing, and we currently do not have the resources or capability to manufacture products on a commercial scale. In order for us to commercialize these products directly, we would need to develop, or obtain through outsourcing arrangements, the capability to manufacture, market and sell products. We do not have these capabilities, and we may not be able to develop or otherwise obtain the requisite manufacturing, marketing and sales capabilities. If we are unable to successfully commercialize products resulting from our proprietary research efforts, we will continue to incur losses.

We May Encounter Difficulties in Managing Our Growth. These Difficulties Could Increase Our Losses.

    We have experienced a period of rapid and substantial growth that has placed and, if this growth continues, will place a strain on our human and capital resources. If we are unable to manage this growth effectively, our losses could increase. The number of our employees increased from 20 to 74 to 143 at December 31, 1997, 1998 and 1999, respectively. Our revenues increased from $341,000 in 1997 to

$2.7 million in 1998 and $14.0 million in 1999. Our ability to manage our operations and growth effectively requires us to continue to expend funds to improve our operational, financial and management controls, reporting systems and procedures and to attract and retain sufficient numbers of talented employees. If we are unable to successfully implement improvements to our management information and control systems in an efficient or timely manner, or if we encounter deficiencies in existing systems and controls, then management may receive inadequate information to manage the day-to-day operations of the Company.

Since Our Technologies Can Be Applied to Many Different Industries, If We Focus Our Efforts on Industries Which Fail to Produce Viable Product Candidates, We May Fail to Capitalize on More Profitable Areas.

    We have limited financial and managerial resources. In light of the fact that our technologies may be applicable to numerous, diverse industries, we will be required to prioritize our application of resources to discrete efforts. This requires us to focus on product candidates in selected industries and forego efforts with regard to other products and industries. Our decisions may not produce viable commercial products and may divert our resources from more profitable market opportunities.

Public Perception of Ethical and Social Issues May Limit the Use of Our Technologies, Which Could Reduce Our Revenues.

    Our success will depend in part upon our ability to develop products discovered through our MolecularBreeding technologies. Governmental authorities could, for social or other purposes, limit the use of genetic processes or prohibit the practice of our MolecularBreeding technologies. Ethical and other concerns about our MolecularBreeding technologies, particularly the use of genes from nature for commercial purposes, and products resulting therefrom could adversely affect their market acceptance.

If the Public Does Not Accept Genetically Engineered Products, We Will Have Less Demand for Our Products.

    The commercial success of our potential products will depend in part on public acceptance of the use of genetically engineered products including drugs, plants and plant products. Claims that genetically engineered products are unsafe for consumption or pose a danger to the environment may influence public attitudes. Our genetically engineered products may not gain public acceptance. Negative public reaction to genetically modified organisms and products could result in greater government regulation of genetic research and resultant products, including stricter labeling laws or regulations, and could cause a decrease in the demand for our products.

    The subject of genetically modified organisms has received negative publicity in Europe, which has aroused public debate. The adverse publicity in Europe could lead to greater regulation and trade restrictions on imports of genetically altered products. If similar adverse public reaction occurs in the United States, genetic research and resultant products could be subject to greater domestic regulation and could cause a decrease in the demand for our products.

Many Potential Competitors Who Have Greater Resources and Experience Than We Do May Develop Products and Technologies That Make Ours Obsolete.

    The biotechnology industry is characterized by rapid technological change, and the area of gene research is a rapidly evolving field. Our future success will depend on our ability to maintain a competitive position with respect to technological advances. Rapid technological development by others may result in our products and technologies becoming obsolete.

    We face, and will continue to face, intense competition from organizations such as large biotechnology companies, as well as academic and research institutions and government agencies that are pursuing competing technologies for modifying DNA. These organizations may develop technologies that are superior alternatives to our technologies. Further, our competitors in the directed molecular evolution field may be more effective at implementing their technologies to develop commercial products. Some of these competitors have entered into collaborations with leading companies within our target markets to produce enzymes for commercial purposes.

    Any products that we develop through our MolecularBreeding technologies will compete in multiple, highly competitive markets. Most of the organizations competing with us in the markets for such products have greater capital resources, research and development and marketing staffs and facilities and capabilities, and greater experience in modifying DNA, obtaining regulatory approvals, manufacturing products and marketing.

    Accordingly, our competitors may be able to develop technologies and products more easily which would render our technologies and products and those of our collaborators obsolete and noncompetitive.

Any Inability to Adequately Protect Our Proprietary Technologies Could Harm Our Competitive Position.

    Our success will depend in part on our ability to obtain patents and maintain adequate protection of our other intellectual property for our technologies and products in the U.S. and other countries. If we do not adequately protect our intellectual property, competitors may be able to practice our technologies and erode our competitive advantage. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the U.S., and many companies have encountered significant problems in protecting their proprietary rights in these foreign countries. These problems can be caused by, for example, a lack of rules and methods for defending intellectual property rights.

    The patent positions of biopharmaceutical and biotechnology companies, including our patent position, are generally uncertain and involve complex legal and factual questions. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. We will apply for patents covering both our technologies and products as we deem appropriate. However, these applications may be challenged and may not result in issued patents. Our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products. Furthermore, others may independently develop similar or alternative technologies or design around our patented technologies. In addition, others may challenge or invalidate our patents, or our patents may fail to provide us with any competitive advantages.

    We rely upon trade secret protection for our confidential and proprietary information. We have taken security measures to protect our proprietary information. These measures may not provide adequate protection for our trade secrets or other proprietary information. We seek to protect our proprietary information by entering into confidentiality agreements with employees, collaborators and consultants. Nevertheless, employees, collaborators or consultants may still disclose our proprietary information, and we may not be able to meaningfully protect our trade secrets. In addition, others may independently develop substantially equivalent proprietary information or techniques or otherwise gain access to our trade secrets.

Litigation or Other Proceedings or Third Party Claims of Intellectual Property Infringement Could Require Us to Spend Time and Money and Could Shut Down Some of Our Operations.

    Our commercial success depends in part on neither infringing patents and proprietary rights of third parties, nor breaching any licenses that we have entered into with regard to our technologies and products. Others have filed, and in the future are likely to file, patent applications covering genes or gene fragments which we may wish to utilize with our MolecularBreeding technologies, or products that are similar to products developed with the use of our MolecularBreeding technologies. If these patent applications result in issued patents and we wish to use the claimed technology, we would need to obtain a license from the third party.

    Third parties may assert that we are employing their proprietary technology without authorization. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes these patents. We could incur substantial costs and diversion of management and technical personnel in defending ourselves against any of these claims or enforcing our patents or other intellectual property rights against others. Furthermore, parties making claims against us may be able to obtain injunctive or other equitable relief which could effectively block our ability to further develop, commercialize and sell products, and could result in the award of substantial damages against us. In the event of a successful claim of infringement against us, we may be required to pay damages and obtain one or more licenses from third parties. We may not be able to obtain these licenses at a reasonable cost, if at all. In that event, we could encounter delays in product introductions while we attempt to develop alternative methods or products. Defense of any lawsuit or failure to obtain any of these licenses could prevent us from commercializing available products.

    We routinely monitor the public disclosures of other companies operating in our industry regarding their technological development efforts. If we determine that these efforts violate our intellectual property or other rights, we intend to take appropriate action, which could include litigation. Any action we take could result in substantial costs and diversion of management and technical personnel. Furthermore, the outcome of any action we take to protect our rights may not be resolved in our favor.

If We Lose Our Key Personnel or Are Unable to Attract and Retain Additional Personnel We May Be Unable to Pursue Collaborations or Develop Our Own Products.

    We are highly dependent on the principal members of our management and scientific staff, the loss of whose services might adversely impact the achievement of our objectives. In addition, recruiting and retaining qualified scientific personnel to perform future research and development work will be critical to our success. We do not currently have sufficient executive management personnel to fully execute our business plan. There is currently a shortage of skilled executives, which is likely to continue. As a result, competition for skilled personnel is intense, and the turnover rate can be high. Although we believe we will be successful in attracting and retaining qualified personnel, competition for experienced scientists from numerous companies and academic and other research institutions may limit our ability to do so on acceptable terms. Failure to attract and retain personnel would prevent us from pursuing collaborations or developing our products or core technologies.

    Our planned activities will require additional expertise in specific industries and areas applicable to the products developed through our technologies. These activities will require the addition of new personnel, including management, and the development of additional expertise by existing management personnel. The inability to acquire these services or to develop this expertise could impair the growth, if any, of our business.

We Will Need Additional Capital in the Future. If Additional Capital is Not Available, We Will Have to Curtail or Cease Operations.

    Our future capital requirements will be substantial and will depend on many factors including payments received under collaborative agreements and government grants, the progress and scope of our collaborative and independent research and development projects, the effect of any acquisitions, and the filing, prosecution and enforcement of patent claims.

    Changes may also occur that would consume available capital resources significantly sooner than we expect. We may be unable to raise sufficient additional capital. If we fail to raise sufficient funds, we will have to curtail or cease operations. We anticipate that the net proceeds of this offering and interest earned thereon, together with existing cash and cash equivalents and anticipated cash flows from operations, will enable us to maintain our currently planned operations for at least the next three years. If our capital resources are insufficient to meet future capital requirements, we will have to raise additional funds to continue the development of our technologies and complete the commercialization of products, if any, resulting from our technologies.

Some of Our Programs Depend on Government Grants, Which May Be Withdrawn. The Government Has License Rights to Technology Developed With Its Funds.

    We have received and expect to continue to receive significant funds under various U.S. government research and technology development programs. The government may significantly reduce funding in the future for a number of reasons. For example, some programs are subject to a yearly appropriations process in Congress. Additionally, we may not receive funds under existing or future grants because of budgeting constraints of the agency administering the program. There can be no assurance that we will receive the entire funding under our existing or future grants.

    Our grants provide the U.S. government a non-exclusive, non-transferable paid up license to practice for or on behalf of the U.S. inventions made with federal funds. If the government exercises these rights, the U.S. government could use these inventions and Maxygen's potential market could be reduced.

Our Potential Therapeutic Products Are Subject to a Lengthy and Uncertain Regulatory Process. If Our Potential Products Are Not Approved, We Will Not Be Able to Commercialize Those Products.

    The Food and Drug Administration must approve any vaccine or therapeutic product before it can be marketed in the U.S. Before we can file a new drug application or biologic license application with the FDA, the product candidate must undergo extensive testing, including animal and human clinical trials, which can take many years and require substantial expenditures. Data obtained from such testing are susceptible to varying interpretations which could delay, limit or prevent regulatory approval. In addition, changes in regulatory policy for product approval during the period of product development and regulatory agency review of each submitted new application or product license application may cause delays or rejections. The regulatory process is expensive and time consuming.

    Because our products involve the application of new technologies and may be based upon new therapeutic approaches, they may be subject to substantial review by government regulatory authorities and, government regulatory authorities may grant regulatory approvals more slowly for our products than for products using more conventional technologies. We have not submitted an application with the FDA or any other regulatory authority for any product candidate, and neither the FDA nor any other regulatory authority has approved any therapeutic product candidate developed with our MolecularBreeding technologies for commercialization in the U.S. or elsewhere. We or any of our collaborators may not be able to conduct clinical testing or obtain the necessary approvals from the FDA or other regulatory authorities for our products. The regulatory agencies of foreign governments must also approve our therapeutic products before the products can be sold in those other countries.

    Even after investing significant time and expenditures, we may not obtain regulatory approval for our products. Even if we receive regulatory approval, this approval may entail limitations on the indicated uses for which we can market a product. Further, once regulatory approval is obtained, a marketed product and its manufacturer are subject to continual review, and discovery of previously unknown problems with a product or manufacturer may result in restrictions on the product, manufacturer and manufacturing facility, including withdrawal of the product from the market. In certain countries, regulatory agencies also set or approve prices.

Laws May Limit Our Provision of Genetically Engineered Agricultural Products in the Future. These Laws Could Reduce Our Ability to Sell These Products.

    We may develop genetically engineered agricultural products. The field testing, production and marketing of genetically engineered plants and plant products are subject to federal, state, local and foreign governmental regulation. Regulatory agencies administering existing or future regulations or legislation may not allow us to produce and market our genetically engineered products in a timely manner or under technically or commercially feasible conditions. In addition, regulatory action or private litigation could result in expenses, delays or other impediments to our product development programs or the commercialization of resulting products.

    The FDA currently applies the same regulatory standards to foods developed through genetic engineering as applied to foods developed through traditional plant breeding. However, genetically engineered food products will be subject to premarket review if these products raise safety questions or are deemed to be food additives. Our products may be subject to lengthy FDA reviews and unfavorable FDA determinations if they raise questions, are deemed to be food additives, or if the FDA changes its policy.

    The FDA has also announced in a policy statement that it will not require that genetically engineered agricultural products be labeled as such, provided that these products are as safe and have the same nutritional characteristics as conventionally developed products. The FDA may reconsider or change its labeling policies, or local or state authorities may enact labeling requirements. Any such labeling requirements could reduce the demand for our products.

    The U.S. Department of Agriculture prohibits genetically engineered plants from being grown and transported except pursuant to an exemption, or under strict controls. If our future products are not exempted by the USDA, it may be impossible to sell such products.

Adverse Events in the Field of Gene Therapy May Negatively Impact Regulatory Approval or Public Perception of Any Gene Therapy Products We or Our Collaborators May Develop.

    Currently, we are not engaged in developing gene therapy products; however, we may engage in these activities in the future either for our own account or with collaborators. If we or our collaborators develop gene therapy products, these products may encounter substantial delays in development and approval due to the government regulation and approval process. A recent death and other adverse events reported in gene therapy clinical trials may lead to more government scrutiny of proposed clinical trials of gene therapy products, stricter labeling requirements for these products and delays in the approval of gene therapy products for commercial sale.

    The commercial success of any potential gene therapy products made by us or our collaborators will depend in part on public acceptance of the use of gene therapies for the prevention or treatment of human diseases. Public attitudes may be influenced by claims that gene therapies are unsafe, and gene therapy products may not gain the acceptance of the public or the medical community. Negative public reaction to gene therapy could result in a decrease in demand for any gene therapy products we or our collaborators may develop.

Health Care Reform and Restrictions on Reimbursements May Limit Our Returns on Pharmaceutical Products.

    Our future products are expected to include pharmaceutical products. Our ability and that of our collaborators to commercialize pharmaceutical products developed with our MolecularBreeding technologies may depend in part on the extent to which reimbursement for the cost of these products will be available from government health administration authorities, private health insurers and other organizations. Third-party payors are increasingly challenging the price of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and there can be no assurance that adequate third party coverage will be available for any product to enable us to maintain price levels sufficient to realize an appropriate return on our investment in research and product development.

Our Collaborations With Outside Scientists May Be Subject to Change Which Could Limit Our Access to Their Expertise.

    We work with scientific advisors and collaborators at academic and other institutions. These scientists are not our employees and may have other commitments that would limit their availability to us. Although our scientific advisors generally agree not to do competing work, if a conflict of interest between their work for us and their work for another entity arises, we may lose their services. Although our scientific advisors and collaborators sign agreements not to disclose our confidential information, it is possible that certain of our valuable proprietary knowledge may become publicly known through them.

We May Be Sued for Product Liability.

    We may be held liable if any product we develop, or any product which is made with the use or incorporation of, any of our technologies, causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing or sale. These risks are inherent in the development of chemical, agricultural and pharmaceutical products. Although we intend to obtain product liability insurance, this insurance may be prohibitively expensive, or may not fully cover our potential liabilities. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of products developed by us or our collaborators. If we are sued for any injury caused by our products, our liability could exceed our total assets.

We Use Hazardous Chemicals and Radioactive and Biological Materials in Our Business. Any Claims Relating to Improper Handling, Storage or Disposal of These Materials Could Be Time Consuming and Costly.

    Our research and development processes involve the controlled use of hazardous materials, including chemicals, radioactive and biological materials. Some of these materials may be novel, including viruses with novel properties and animal models for the study of viruses. Our operations also produce hazardous waste products. Some of our work also involves the development of novel viruses and viral animal models. We cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. We believe that our current operations comply in all material respects with these laws and regulations. We could be subject to civil damages in the event of an improper or unauthorized release of, or exposure of individuals to, hazardous materials. In addition, claimants may sue us for injury or contamination that results from our use or the use by third parties of these materials, and our liability may exceed our total assets. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may impair our research, development, or production efforts. We believe that our current operations comply in all material respects with applicable Environmental Protection Agency regulations.

    In addition, certain of our collaborators are working with these types of hazardous materials in connection with our collaborations. To our knowledge, the work is performed in accordance with biosafety regulations. In the event of a lawsuit or investigation, we could be held responsible for any injury caused to persons or property by exposure to, or release of, these viruses and hazardous materials. Further, under certain circumstances, we have agreed to indemnify our collaborators against all damages and other liabilities arising out of development activities or products produced in connection with these collaborations.

Management May Invest or Spend the Proceeds of This Offering in Ways With Which You May Not Agree and in Ways That May Not Yield a Return.

   Management will retain broad discretion over the use of proceeds from this offering. Stockholders may not deem such uses desirable, and our use of the proceeds may not yield a significant return or any return at all. Management intends to use a majority of the proceeds from this offering for research and development, working capital and other general corporate purposes and to finance potential acquisitions or investments. Because of the number and variability of factors that determine our use of the net proceeds from this offering, we cannot assure you that these uses will not vary substantially from our currently planned uses. Pending these uses of the net proceeds from this offering, we intend to invest the net proceeds from this offering in short-term, interest-bearing, investment grade and U.S. government securities.

Our Stock Price Has Been, and May Continue to Be, Extremely Volatile and You May Not Be Able to Resell Your Shares at or Above the Offering Price.

   The trading prices of life science company stocks in general, and ours in particular, have experienced extreme price fluctuations in recent months. The valuations of many life science companies without consistent product revenues and earnings, including ours, are extraordinarily high based on conventional valuation standards such as price to earnings and price to sales ratios. These trading prices and valuations may not be sustained. Any negative change in the public's perception of the prospects of biotechnology or life science companies could depress our stock price regardless of our results of operations. Other broad market and industry factors may decrease the trading price of our common stock, regardless of our performance. Market fluctuations, as well as general political and economic conditions such as recession or interest rate or currency rate fluctuations, also may decrease the trading price of our common stock. In addition, our stock price could be subject to wide fluctuations in response to factors including the following:

  . announcements of new technological innovations or new products by us or our competitors;

  . changes in financial estimates by securities analysts;

  . conditions or trends in the biotechnology and life science industries;

  . changes in the market valuations of other biotechnology or life science companies;

  . developments in domestic and international governmental policy or regulations;

  . announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

  . developments in patent or other proprietary rights;

  . period-to-period fluctuations in our operating results;

  . future royalties from product sales, if any, by our strategic partners;
    and

  . sales of our common stock or other securities in the open market.

   In the past, stockholders have often instituted securities class action litigation after periods of volatility in the market price of a company's securities. If a stockholder files a securities class action suit against us, we would incur substantial legal fees and our management's attention and resources would be diverted from operating our business in order to respond to the litigation.

We Expect that Our Quarterly Results of Operations Will Fluctuate, and This Fluctuation Could Cause Our Stock Price to Decline, Causing Investor Losses.

   Our quarterly operating results have fluctuated in the past and are likely to do so in the future. These fluctuations could cause our stock price to fluctuate significantly or decline. Some of the factors which could cause our operating results to fluctuate include:

  . expiration of research contracts with collaborators or government research grants, which may not be renewed or replaced;

  . the success rate of our discovery efforts leading to milestones and royalties;

  . the timing and willingness of collaborators to commercialize our products which would result in royalties; and

  . general and industry specific economic conditions, which may affect our collaborators' research and development expenditures.

   A large portion of our expenses are relatively fixed, including expenses for facilities, equipment and personnel. Accordingly, if revenues decline or do not grow as anticipated due to expiration of research contracts or government research grants, failure to obtain new contracts or other factors, we may not be able to correspondingly reduce our operating expenses. In addition, we plan to significantly increase operating expenses in 2000. Failure to achieve anticipated levels of revenues could therefore significantly harm our operating results for a particular fiscal period.

   Due to the possibility of fluctuations in our revenues and expenses, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. Our operating results in some quarters may not meet the expectations of stock market analysts and investors. In that case, our stock price would probably decline.

Future Sales of Our Common Stock May Depress Our Stock Price.

   The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market after the closing of this offering, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of common stock. There will be approximately 32,269,644 shares of common stock outstanding immediately after this offering, or approximately 32,494,644 shares if the underwriters exercise their over-allotment option in full. Of these shares, 7,081,834 shares will be freely transferable without restriction or further registration under the Securities Act, except for any shares held by our "affiliates," as defined in Rule 144 of the Securities Act, 1,218,366 shares will be subject to lock-up agreements providing that the stockholders will not offer, sell or otherwise dispose of any of the shares of common stock owned by them which expire on June 18, 2000 and 99,800 shares will be subject to lock-up agreements which expire on June 12, 2000. The remaining 23,852,394 shares of common stock outstanding will be "restricted securities" as defined in Rule 144 and may be sold without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act. Our directors, officers and certain stockholders, including greater than 5% stockholders, who hold approximately 17,004,809 of these remaining shares have agreed not to sell any of these shares until June 19, 2000. Other stockholders holding approximately
6,847,585 shares have agreed in connection with our initial public offering not to sell any of these shares until June 13, 2000. See "Shares Eligible for Future Sale."

Some of Our Existing Stockholders Can Exert Control Over Us, and May Not Make Decisions that Are in the Best Interests of All Stockholders.

    After this offering, our officers, directors and principal stockholders (greater than 5% stockholders) will together control approximately 46% of our outstanding common stock, and Glaxo Wellcome International B.V. will own approximately 21% of our outstanding common stock. As a result, these stockholders, if they act together, and Glaxo Wellcome International B.V. by itself, will be able to exert a significant degree of influence over our management and affairs and over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of Maxygen and might affect the market price of our common stock, even when a change may be in the best interests of all stockholders. In addition, the interests of this concentration of ownership may not always coincide with our interests or the interests of other stockholders and accordingly, they could cause us to enter into transactions or agreements which we would not otherwise consider.

If We Engage in Any Acquisition, We Will Incur a Variety of Costs, and We May Never Realize the Anticipated Benefits of the Acquisition.

    We are actively evaluating opportunities to acquire businesses, technologies, services or products that we believe are complementary with our business activities. If we do undertake any transaction of this sort, the process of integrating an acquired business, technology, service or product may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of our business. Moreover, we may fail to realize the anticipated benefits of any acquisition. Future acquisitions could reduce your ownership in Maxygen and could cause us to incur debt, expose us to future liabilities and result in amortization expenses related to goodwill and other intangible assets.

    In addition, recent proposed changes in the Financial Accounting Standards Board rules for merger accounting may affect the cost of making acquisitions or of being acquired. For example, if these proposed changes become effective we would likely have to record goodwill or other intangible assets that we would amortize to earnings if we merge with another company. Such amortization would adversely impact our future operating results. Further, accounting rule changes that reduce the availability of write-offs of the value of in-process research and development in connection with an acquisition could result in the capitalization and amortization of these amounts which would negatively impact results of operations in future periods.

Our Facilities Are Located Near Known Earthquake Fault Zones, and the Occurrence of an Earthquake or Other Catastrophic Disaster Could Cause Damage to Our Facilities and Equipment, Which Could Require Us to Cease or Curtail Operations.

    Our facilities are located in the San Francisco Bay Area near known earthquake fault zones and are vulnerable to damage from earthquakes. In October 1989 a major earthquake that caused significant property damage and a number of fatalities struck this area. We are also vulnerable to damage from other types of disasters, including fire, floods, power loss, communications failures and similar events. If any disaster were to occur, our ability to operate our business at our facilities would be seriously, or potentially completely, impaired. In addition, the unique nature of our research activities and of much of our equipment could make it difficult for us to recover from a disaster. The insurance we maintain may not be adequate to cover our losses resulting from disasters or other business interruptions.

As a New Investor, You Will Experience Immediate and Substantial Dilution.

    If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution of $88.62 per share in pro forma net tangible book value based on a price to the public of $97.00 per share. If the holders of outstanding options or warrants exercise those options or warrants, you will incur further dilution. See "Dilution."

                           FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements within the meaning of the federal securities laws that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "intend," "potential" or "continue" or the negative of these terms or other comparable terminology. Examples of these forward-looking statements include, but are not limited to, statements regarding the following: (1) our MolecularBreeding technologies and processes, (2) our ability to realize commercially valuable discoveries in our programs, (3) our intellectual property portfolio, (4) our business strategies and plans and (5) our ability to develop products suitable for commercialization. These statements are only predictions.

    Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results.

                                USE OF PROCEEDS

    We will receive net proceeds from the sale of the 1,500,000 shares of common stock of approximately $137,365,000 at a public offering price of $97.00 per share (approximately $158,044,750 if the underwriters' over-allotment option is exercised in full), after deducting the estimated underwriting discounts and offering expenses payable by us.

    We intend to use the net proceeds of the offering for research and development, working capital and other general corporate purposes and capital expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including the status of our product development and commercialization efforts, the amount of proceeds actually raised in this offering, the amount of cash generated by our operations, competition, and sales and marketing activities. We are actively evaluating opportunities to acquire businesses, technologies, services or products that we believe are complementary with our business activities. We have not determined the amounts we plan to spend on any of the areas listed above or the timing of these expenditures. As a result, our management will have broad discretion to allocate the net proceeds from this offering. Pending application of the net proceeds as described above, we will invest the net proceeds in short-term, interest-bearing investment-grade and U.S. government securities.

                          PRICE RANGE OF COMMON STOCK

    Our common stock has been traded on the Nasdaq National Market since our initial public offering on December 16, 1999 under the symbol "MAXY." Prior to such time, there was no public market for our common stock. Through March 20, 2000, the high and low sale prices for the common stock, as reported on the Nasdaq National Market, were as follows:

                                                                  High    Low
                                                                 ------- ------
   Fourth Quarter 1999 (from December 16, 1999) ................ $ 82.00 $31.98
   First Quarter 2000 (through March 20, 2000)..................  186.00  52.00

    On March 20, 2000, the last reported closing price of the common stock on the Nasdaq National Market was $99.00 per share. As of February 15, 2000, we had outstanding 30,769,644 shares of common stock held by approximately 313 holders of record.

                                DIVIDEND POLICY

    We have never paid cash dividends on our common stock or any other securities. We anticipate that we will retain all of our future earnings, if any, for use in the expansion and operation of our business and do not anticipate paying cash dividends in the foreseeable future.

                                CAPITALIZATION

   The following table sets forth our capitalization as of December 31, 1999:

  . on an actual basis; and

  . on an as adjusted basis to reflect the sale of 1,500,000 shares of common stock offered by this prospectus at a public offering price of $97.00 per share, after deducting the estimated underwriting discounts and offering expenses payable by us.

   The outstanding share information excludes 2,076,362 shares of common stock issuable upon the exercise of outstanding options under our option plans with a weighted average exercise price of $4.11 per share as of December 31, 1999. In addition, the outstanding share information excludes 1,887,488 shares of common stock reserved for issuance under our stock option and employee stock purchase plans as of December 31, 1999.

   This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes thereto included elsewhere in this prospectus.

                                                            December 31, 1999
                                                            ------------------
                                                                         As
                                                             Actual   adjusted
                                                            --------  --------
                                                             (in thousands,
                                                            except share and
                                                             per share data)
Long-term obligations...................................... $  1,664  $  1,664
                                                            --------  --------
Stockholders' equity:......................................
  Preferred stock, $0.0001 par value; 5,000,000 shares
   authorized; no shares issued and outstanding actual and
   as adjusted.............................................      --        --
  Common stock, $0.0001 par value, 70,000,000 shares
   authorized; 30,860,781 shares issued and outstanding,
   actual; 32,360,781 shares issued and outstanding, as
   adjusted................................................        3         3
  Additional paid-in capital...............................  176,517   313,882
  Notes receivable from stockholders.......................   (1,411)   (1,411)
  Deferred stock compensation..............................  (17,216)  (17,216)
  Accumulated deficit......................................  (24,177)  (24,177)
                                                            --------  --------
  Total stockholders' equity...............................  133,716   271,081
                                                            --------  --------
Total capitalization....................................... $135,380  $272,745
                                                            ========  ========

                                    DILUTION

    If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock after this offering.

    The net tangible book value of Maxygen at December 31, 1999, was $133.7 million, or $4.33 per share of common stock. Net tangible book value per share represents total tangible assets less total liabilities, divided by the number of outstanding shares of common stock on December 31, 1999. Our net tangible book value at December 31, 1999, after giving effect to the sale of the 1,500,000 shares of common stock at a public offering price of $97.00 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses would be $271.1 million or $8.38 per share. This represents an immediate increase in the net tangible book value of $4.05 per share to existing stockholders and an immediate dilution of $88.62 per share to new investors, or approximately 91% of the offering price of $97.00 per share. The following table illustrates this per share dilution:

Public offering price per share....................................       $97.00
  Net tangible book value per share at December 31, 1999........... $4.33
  Increase in per share attributable to this offering .............  4.05
                                                                    -----
Net tangible book value per share after this offering .............         8.38
                                                                          ------
Dilution per share to new investors................................       $88.62
                                                                          ======

    The following table shows as of December 31, 1999, the number of shares of common stock purchased from us, the total consideration paid and the average price paid per share by existing stockholders and by new investors purchasing common stock in this offering at a public offering price of $97.00 per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses.

                           Shares Purchased       Total Consideration     Average
                         --------------------- -------------------------   Price
                           Number   Percentage     Amount     Percentage Per Share
                         ---------- ---------- -------------- ---------- ---------
                                               (in thousands)
Existing stockholders... 30,860,781    95.4%      $159,462       52.3%    $ 5.17
New investors...........  1,500,000     4.6        145,500       47.7      97.00
                         ----------   -----       --------      -----
  Total................. 32,360,781   100.0%      $304,962      100.0%
                         ==========   =====       ========      =====

    The computations in the table above assume no exercise of any stock options outstanding after December 31, 1999. As of December 31, 1999, there were options outstanding to purchase a total of 2,076,362 shares of common stock at a weighted average exercise price of $4.11 per share. If any of these options are exercised, there will be further dilution to new public investors.

                            SELECTED FINANCIAL DATA

    The statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 are derived from our financial statements, which have been audited by Ernst & Young LLP, Independent Auditors, and are included elsewhere in this prospectus. The balance sheet data as of December 31, 1997 was derived from our financial statements audited by Ernst & Young LLP not included in this prospectus. When you read this selected financial data, it is important that you also read the historical financial statements and related notes included in this prospectus, as well as the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." Historical results are not necessarily indicative of future results. See Note 1 of Notes to Financial Statements for an explanation of the method used to determine the number of shares used in computing pro forma net loss per share. See Note 8 of Notes to Financial Statements for information concerning the deemed dividend upon issuance of convertible preferred stock in August 1999.

                                                   Year Ended December 31,
                                                   --------------------------
                                                    1997     1998      1999
                                                   -------  -------  --------
                                                    (in thousands, except
                                                       per share data)
Statement Of Operations Data:
Collaborative research and development revenue.... $   341  $ 1,077  $  8,895
Grant revenue.....................................     --     1,646     5,122
                                                   -------  -------  --------
Total revenues....................................     341    2,723    14,017
Operating expenses:
  Research and development........................   3,074    7,858    19,250
  General and administrative......................   1,461    3,920     7,498
                                                   -------  -------  --------
Total operating expenses..........................   4,535   11,778    26,748
                                                   -------  -------  --------
Loss from operations..............................  (4,194)  (9,055)  (12,731)
Net interest income...............................     161      229     1,413
                                                   -------  -------  --------
Net loss..........................................  (4,033)  (8,826)  (11,318)
Deemed dividend upon issuance of convertible
 preferred stock..................................     --       --     (2,200)
                                                   -------  -------  --------
Net loss attributable to common stockholders...... $(4,033) $(8,826) $(13,518)
                                                   =======  =======  ========
Basic and diluted net loss per share.............. $ (0.82) $ (1.31) $  (1.53)
                                                   =======  =======  ========
Shares used in computing basic and diluted net
 loss per share...................................   4,917    6,748     8,854
Pro forma basic and diluted net loss per share
 (unaudited)......................................          $ (0.75) $  (0.74)
                                                            =======  ========
Shares used in computing pro forma basic and
 diluted net loss per share (unaudited)...........           11,762    18,249

                                                        December 31,
                                                  ---------------------------
                                                   1997      1998      1999
                                                  -------  --------  --------
                                                       (in thousands)
Balance Sheet Data:
Cash and cash equivalents........................ $ 2,693  $ 15,306  $136,343
Working capital..................................   2,152    12,264   132,510
Total assets.....................................   3,154    17,600   145,578
Non-current portion of equipment financing
 obligations.....................................      --        --     1,664
Accumulated deficit..............................  (4,033)  (12,859)  (24,177)
Total stockholders' equity.......................   2,571    11,700   133,716

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that are based upon current expectations. These forward-looking statements fall within the meaning of the federal securities laws that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "intend," "potential" or "continue" or the negative of these terms or other comparable terminology. Forward-looking statements involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in our forward-looking statements as a result of many factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

    Maxygen was founded in May 1996 and began operations in March 1997. To date, we have generated revenues from research collaborations with large agriculture and chemical companies and from government grants. Our current collaborators are Novo Nordisk, DuPont/Pioneer Hi-Bred, AstraZeneca, DSM and Rio Tinto. Our government grants are from the Defense Advanced Research Projects Agency and the National Institute of Standards and Technology-Advanced Technology Program.

    We have invested heavily in establishing our MolecularBreeding technologies. These investments contributed to revenue increases from $341,000 in 1997 to $2.7 million in 1998 and $14.0 million in 1999. Our total headcount increased from 20 employees at the end of fiscal 1997 to 74 employees at the end of fiscal 1998 and to 143 employees at the end of fiscal 1999 of whom 80% were engaged in research and development. Research and development consisted of work for collaborators, government grant agencies and work advancing our core technologies.

    We have incurred significant losses since our inception. As of December 31, 1999, our accumulated deficit was $24.2 million and total stockholders' equity was $133.7 million. Operating expenses increased from $4.5 million in fiscal 1997, to $11.8 million in fiscal 1998 and to $26.7 million in fiscal 1999. We expect to incur additional operating losses over at least the next several years as we continue to expand our research and development efforts and infrastructure.

Source of Revenue and Revenue Recognition Policy

    We recognize revenues from research collaboration agreements as earned upon achievement of the performance requirements of the agreements. Revenue related to grant agreements is recognized as related research and development expenses are incurred. Our existing corporate collaboration agreements with DuPont/Pioneer Hi-Bred and AstraZeneca provide for research funding for a specified number of full time researchers working in defined research programs. Revenue related to these payments is earned as the related research work is performed. In addition, our collaborators make technology advancement payments which are intended to fund development of our core technology, as opposed to a defined research program. These payments are recognized ratably over the applicable funding period. Payments received that are related to future performance are deferred and recognized as revenue as the performance requirements are achieved. As of December 31, 1999, we have deferred revenues of approximately $7.5 million. Our sources of potential revenue for the next several years are likely to be research, technology advancement and milestone payments under existing and possible future collaborative arrangements, government research grants, and royalties from our collaborators based on revenues received from any products commercialized under those agreements. See
Note 2 of Notes to Financial Statements.

Deferred Compensation

    Deferred compensation for options granted to employees has been determined as the difference between the deemed fair market value for financial reporting purposes of our common stock on the date options were granted and the exercise price. Deferred compensation for options granted to consultants has been determined in accordance with Statement of Financial Accounting Standards No. 123 as the fair value of the equity instruments issued. Deferred compensation for options granted to consultants is periodically remeasured as the underlying options vest.

    In connection with the grant of stock options to employees, we recorded deferred stock compensation of approximately $2.6 million, $2.4 million and $19.5 million in the fiscal years ended December 31, 1997, 1998 and 1999, respectively. These amounts were initially recorded as a component of stockholders' equity and are being amortized as charges to operations over the vesting period of the options using a graded vesting method. We recorded amortization of deferred compensation of approximately $863,000, $1.6 million and $4.9 million for the fiscal years ended December 31, 1997, 1998 and 1999, respectively. The amortization expense relates to options awarded to employees in all operating expense categories. See Note 8 of Notes to Financial Statements.

Results of Operations

Comparison of Years Ended December 31, 1998 and 1999

 Revenues

    Our total revenues for fiscal 1998 and 1999 were $2.7 million and $14.0 million, respectively. The increase of $11.3 million was due primarily to the addition of new research collaborations with AstraZeneca and DuPont/Pioneer Hi-Bred, new government grants and the expansion of existing government grants. Collaboration research and development revenue and grant revenue accounted for 40% and 60%, respectively, of total revenues in fiscal 1998, and 63% and 37%, respectively, of total revenues in fiscal 1999.

 Research and Development Expenses

    Our research and development expenses consist primarily of salaries and other personnel-related expenses, facility costs, supplies and depreciation of facilities and laboratory equipment. Research and development expenses increased 144% from $7.9 million in fiscal 1998 to $19.3 million in fiscal 1999. The increase was due primarily to increased staffing and other personnel-related costs to support our additional collaborative and internal research efforts. Also included in research and development expenses is $783,000 related to the acquisition of certain technology licenses from research institutions. The technology is being used in research and development and has no alternative future uses.

    Research and development expenses represented 289% of total revenues in fiscal 1998 and 137% of total revenues in fiscal 1999. The decrease as a percentage of total revenues was due primarily to the growth in our total revenues. We expect to continue to devote substantial resources to research and development, and we expect that research and development expenses will continue to increase in absolute dollars.

 General and Administrative Expenses

    Our general and administrative expenses consist primarily of personnel costs for finance, human resources, business development, legal and general management, as well as professional expenses, such as legal and accounting. General and administrative expenses increased 92% from $3.9 million in fiscal 1998 to $7.5 million in fiscal 1999. Expenses increased primarily due to increased staffing necessary to manage and support our growth.

    General and administrative expenses represented 144% of total revenues for fiscal 1998 and 53% of total revenues for fiscal 1999. The decrease as a percentage of our total revenues was due primarily to the growth in our total revenues. We expect that our general and administrative expenses will increase in absolute dollar amounts as we expand our legal and accounting staff, add infrastructure and incur additional costs related to being a public company, including directors' and officers' insurance, investor relations programs and increased professional fees.

 Net Interest Income

    Net interest income represents income earned on our cash and cash equivalents net of interest expense. Net interest income increased from $229,000 in fiscal 1998 to $1.4 million in fiscal 1999. This increase was due to higher average cash balances.

 Deemed Dividend Upon Issuance of Convertible Preferred Stock

    We recorded a deemed dividend of $2.2 million in August 1999 upon the issuance of Series E convertible preferred stock. At the date of issuance, we believed the per share price of $6.25 represented the fair value of the preferred stock and was in excess of the deemed fair value of our common stock. Subsequent to the commencement of our initial public offering process, we re-evaluated the deemed fair market value of our common stock as of August 1999 and determined it to be $9.00 per share. Accordingly, the incremental fair value is deemed to be the equivalent of a preferred stock dividend. We recorded the deemed dividend at the date of issuance by offsetting charges and credits to additional paid in capital of $2.2 million, without any effect on total stockholders' equity. The amount increased the loss allocable to common stockholders, in the calculation of basic net loss per share for fiscal 1999.

 Provision for Income Taxes

    We incurred net operating losses in fiscal 1998 and 1999, and consequently we did not pay any federal, state or foreign income taxes. As of December 31, 1999, we had a federal net operating loss carryforwards of approximately
$10.4 million. We also had federal research and development tax credit carryforwards of approximately $400,000. If not utilized, the net operating losses and credit carryforwards will expire at various dates beginning in 2011 through 2019. Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the change in the ownership provisions of the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization. See Note 9 of Notes to Financial Statements.

Comparison of Years Ended December 31, 1997 and 1998

 Revenues

    Our total revenues for fiscal 1997 and 1998 were $341,000 and $2.7 million, respectively. The increase of $2.4 million was due primarily to the addition of new research collaborations and government grants. Collaborative research and development revenue accounted for 100% of total revenues in fiscal 1997. Collaborative research and development revenue and grant revenue accounted for 40% and 60%, respectively, of total revenues in fiscal 1998.

 Research and Development Expenses

    Research and development expenses increased from $3.1 million in fiscal 1997 to $7.9 million in fiscal 1998. The increase was due primarily to increased staffing and other personnel-related costs. Research and development expenses represented 901% and 289% of total revenues in fiscal 1997 and 1998, respectively. The decreases as a percentage of total revenues was due primarily to the growth in our total revenues.

 General and Administrative Expenses

    General and administrative expenses increased from $1.5 million in fiscal 1997 to $3.9 million in fiscal 1998. Expenses increased in each period due primarily to increased staffing and personnel-related costs resulting from additional staffing necessary to manage and support our growth. General and administrative expenses represented 428% of total revenues for fiscal 1997 and 144% of total revenues for fiscal 1998. The decrease as a percentage of our total revenues was due primarily to the growth in our total revenues.

 Net Interest Income

    Net interest income was $161,000 in fiscal 1997 and $229,000 in fiscal 1998. Changes in interest income were due primarily to changes in our average cash balances during these periods.

 Provision for Income Taxes

    We incurred net operating losses in fiscal 1997 and 1998 and consequently we did not pay any federal, state or foreign income taxes.

Liquidity and Capital Resources

    Since inception, we have financed our operations primarily through private placements and a public offering of equity securities, receiving aggregate consideration from such sales totaling $157.0 million and research and development funding from collaborators and government grants totaling $22.0 million. As of December 31, 1999, we had $136.3 million in cash and cash equivalents and $166,000 available under an equipment financing line of credit.

    Our operating activities used cash of $2.6 million, $2.7 million and $3.0 million in fiscal 1997, 1998 and 1999, respectively. Uses of cash in operating activities were primarily to fund net operating losses offset by receipt of funding from collaborators that had been deferred.

    Additions of property and equipment were $459,000, $760,000 and $4.5 million in fiscal 1997, 1998 and 1999, respectively. We expect to continue to make significant investments in the purchase of property and equipment to support our expanding operations. We may use a portion of our cash to acquire or invest in complementary businesses, products or technologies, or to obtain the right to use such complementary technologies.

    Financing activities provided cash of $5.7 million, $16.1 million and $128.6 million in fiscal 1997, 1998 and 1999, respectively. These amounts are the proceeds we received from the sale of preferred stock, net of issuance costs, and proceeds from the sale of common stock including our initial public offering in December 1999.

    We expect cash flows from our corporate collaborators for the funding of research and technology advancement to total approximately $12 million in both 2000 and 2001 and up to this amount in 2002 and 2003 if our collaboration with DuPont/Pioneer Hi-Bred extends to a fourth and fifth year. DuPont/Pioneer Hi-Bred may terminate the agreement after three years, upon six months notice if a specified milestone has not been met. The above amounts include $1 million annually of technology advancement funding from AstraZeneca. In lieu of making this payment, AstraZeneca can elect to purchase $3 million of our equity securities at a 50% premium to the fair value of the securities on the date of issuance. Cash flows from government grants are determined by the expenses incurred by Maxygen. Total remaining committed grant funding amounts to $20 million through fiscal 2002; however some grant programs are subject to a yearly appropriations process in Congress and we may not receive funds under existing grants because of budgeting constraints of the agency administering the program.

    We believe that the net proceeds from this offering and interest earned thereon, together with our current cash and cash equivalents and funding received from collaborators and government grants will be sufficient to satisfy our anticipated cash needs for working capital and capital expenditures for at least the next three years. However, it is possible that we will seek additional financing within this timeframe. We may raise additional funds through public or private financing, collaborative relationships or other arrangements. We cannot assure you that additional funding, if sought, will be available on terms favorable to us. Further, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Our failure to raise capital when needed may harm our business and operating results.

Disclosure about Market Risk

    Our exposure to market risk is confined to our cash and cash equivalents which have maturities of less than three months. We maintain an investment portfolio of depository accounts, master notes and liquidity optimized investment contracts. The securities in our investment portfolio are not leveraged, are classified as available-for-sale and are, due to their very short-term nature, subject to minimal interest rate risk. We currently do not hedge interest rate exposure. Because of the short-term maturities of our investments, we do not believe that an increase in market rates would have any negative impact on the realized value of our investment portfolio.

Impact of Year 2000

    In 1999, we completed our remediation and testing of hardware and software systems to assess their Year 2000 readiness. We expensed less than $25,000 during 1999 relating to Year 2000 compliance.

    To date, we have not experienced any material adverse effect on our business or operating results as a result of any Year 2000 problems. In addition, we have not deferred any material information technology projects or equipment purchases as a result of our Year 2000 problem activities. However, we believe that it is not possible to determine with complete certainty that all Year 2000 problems affecting us have been identified or corrected. If we, our customers, our providers of hardware and software or our third-party computer network providers fail to remedy any Year 2000 issues, the reasonably likely worst case scenario would be the interruption of our research programs, which could have a material adverse affect on our business, financial conditions and results of operations. Presently we are unable to quantitatively estimate the duration and extent of any such interruption, or estimate the effect such interruption may have on our future revenue. However, we believe that the impact of any Year 2000 issue on our research operations will be limited to the ongoing execution of new experiments. We do not expect that any historical data will be affected.

                                    BUSINESS

Overview

    We believe that we are the leader in the emerging field of directed molecular evolution, the process by which new, modified genes are generated for specific commercial uses. Our MolecularBreeding technologies bring together advances in molecular biology and classical breeding, while capitalizing on the large amount of genetic information being generated by government, academic and commercial laboratories. Our principal objective is to maximize the value of our MolecularBreeding technologies through the development of multiple products in a broad range of industries including agriculture, chemicals and human therapeutics.

    We have established strategic alliances with recognized leaders in our target industries and with U.S. government agencies. To date, our corporate collaborators include Novo Nordisk in the area of industrial enzymes, DuPont/Pioneer Hi-Bred and AstraZeneca in agriculture, DSM in antibiotic manufacturing and Rio Tinto in chemical processing. Our government grants are from the Defense Advanced Research Projects Agency (DARPA) and the National Institute of Standards and Technology-Advanced Technology Program (NIST-ATP) primarily for the development of vaccines and the advancement of our MolecularBreeding technologies. Committed funding from our commercial collaborators and grant agencies totals over $102 million. We may additionally receive over $145 million in milestone payments based on the accomplishment of specific performance criteria, as well as royalties on product sales.

    We will continue to establish strategic collaborations with recognized leaders in several of our target industries and with U.S. government agencies. We plan to retain significant rights to develop and market products arising from our funded strategic collaborations. In addition, we will identify and invest our own funds in certain specific areas and product opportunities with the aim of capturing a high percentage of profits on product sales. We intend to fully develop and exploit the breadth of opportunity which we believe can be addressed by our MolecularBreeding technologies.

Background

 Evolution and DNA

    Evolution is the process by which living organisms adapt to their environment. The first step of this process is sexual reproduction, which creates a variety of physical characteristics that increase the diversity of a population. Second, nature exerts a selective force on the individuals, dictating which characteristics will be favored and be passed to the next generation. As a result of changing environmental and competitive pressures, diversity may increase, leading to variation in the physical characteristics of individuals and species adapted for specific environments.

    The physical characteristics of an organism are determined by genetic information inherited from the previous generation. This genetic information is coded for by DNA, a molecule found in the cells of living organisms. DNA is comprised of four different chemical bases called nucleotides. Human cells have several billion nucleotides, the precise sequence of which determines the content of the genetic information. DNA is organized into discrete units called genes. Genes act alone or in combination to produce proteins, that not only form the fabric of cells but also direct them to perform biological functions which may in turn influence physical characteristics. Generally, the inherited biological properties or physical characteristics of an organism change only when the DNA in a gene is altered.

    In summary, variations in genes provide the basis for inherited diversity in a population, thus maximizing the opportunity for developing characteristics optimally suited for a specific environment.

 Mutation and Recombination

    There are two predominant methods by which nature is able to change the genetic information encoded by DNA to create diversity: mutation and recombination.

    All organisms incur a certain number of mutations in their DNA as a result of normal cellular processes or interactions with external environmental factors such as radiation from sunlight. Mutation typically involves changes in individual nucleotides and is essentially random. Almost all mutations are harmful to the function of genes, but a very small percentage are beneficial and may pass more broadly into the population.

    Sexually reproducing organisms use recombination, a process that involves the organized exchange and reassortment of large sections of DNA from their parents. This process allows for new combinations of genes without disrupting the function of the newly created genes. This has a significant impact on physical characteristics and is the primary cause of diversity in a sexually reproducing population.

Classical Breeding and Its Limitations

    Without any knowledge of the genetic basis of evolution, humans have been breeding crops and animals for over 4,000 years in the search for better physical characteristics. All of the domestic breeds of farm animals and horses, cereal crops, fruits, vegetables, crops for fiber, household pets, most ornamental flowers and many other species represent the results of many generations of selective breeding by humans. In all these cases, humans have cross-bred crops or animals with the most desired physical characteristics to produce improvements in the next generation. For example, modern corn now has a dramatically higher yield than the wild strain of corn which produced very small amounts of grain. This improvement probably began with ancient Inca farmers continually selecting, breeding and propagating the most robust seed corn. This is known as classical breeding.

    In the 19th century, advances in biology led to a better understanding of the basis of heredity. The discovery of the structure of DNA in 1953 subsequently led to the realization that genetic information was responsible for physical characteristics and that its manipulation could further improve the breeding process. In modern breeding, the DNA of offspring is often sequenced to determine whether or not they are carrying undesirable genes. This reduces the probability of breeding poor quality stock and increases the pace of improvement.

    Despite the improvements in classical breeding, this technique still has a number of significant limitations. First, the process is extremely time consuming, since the offspring must mature in order to determine if they carry the desired characteristic. For example, this cycle takes several years in cattle. Second, classical breeding can only be used to breed entire organisms and cannot readily use genetic information to modify or select for specific genes and the traits they represent. This limitation is compounded when multiple genes encode the selected trait or when the simultaneous breeding of multiple traits is desired. Thus, the scope of potential improvements accessible by classical breeding is limited.

Modern Biotechnology and Its Current Limitations

    The modern biotechnology industry was founded on the ability to isolate genes from natural sources, and to make proteins from these genes for use in production systems. Despite some notable exceptions, the majority of proteins discovered by scientists and developed by the modern biotechnology industry have not been commercially successful. Similarly, in the chemical industry, most naturally occurring enzymes are not efficient or stable enough to be used for manufacturing chemicals. The lack of product success is due in part to the fact that the relevant proteins have not been evolved for commercial purposes.

    In recent years, significant research efforts in biotechnology have focused on identifying genes and elucidating their function. These efforts, which are known as genomics, have been highly successful in identifying tens of thousands of genes, but are limited in their ability to rapidly develop products. This results from two primary causes. First, the genes identified by genomics have not been evolved for commercial purposes. Second, once a gene has been identified, a number of steps need to be completed before the genetic information can be used for the development of products.

    Typical deficiencies of naturally occurring genes and proteins which limit their commercial utility as therapeutic products include inappropriate availability in the body, stability, difficulty and cost of manufacture, lack of specificity, toxicity and other side effects. Similarly, in applications such as agricultural biotechnology and chemical processes using enzymes as catalysts, problems include the levels at which proteins can be made, specificity, stability, efficiency of enzyme function under industrial manufacturing conditions and purity. In addition, potential products with the highest commercial value often result from the action of multiple genes or multiple biological reactions and are difficult to optimize with modern biotechnology techniques. Many biotechnology companies have abandoned or never pursued development efforts with potential product candidates as a result of the unsuitability of the native proteins for commercial uses.

    One approach used by the traditional biotechnology industry to attempt to improve genes for commercial purposes is random mutagenesis. This technique, involving the random mutation of genes, usually results in harmful changes. In addition, the low probability of randomly improving a gene or sequence of complex biological reactions makes screening for positive changes prohibitively expensive and time consuming.

    A second approach, rational design, seeks to modify a gene to improve its properties based on knowledge regarding how the structure of the gene determines the function of its resultant protein. Fundamental research on the mechanism of action of the relevant protein is pursued until the knowledge gained allows a rational prediction of how to change the gene for desired effect. This process requires many simplifying assumptions, is costly and time intensive, and has been generally unsuccessful.

    As such, genes and gene products are generally too complex to commercialize using genomics, rational design, random mutagenesis or other current technologies.

The Maxygen Solution

    We have developed proprietary MolecularBreeding technologies that address the limitations of classical breeding and traditional biotechnology by maximizing DNA variation, which is known as genetic diversity, through directed evolution at the molecular level. Maximizing genetic diversity increases the opportunity for developing characteristics optimally suited for a specific commercial purpose. Our MolecularBreeding technologies bring together advances in molecular biology and classical breeding, while capitalizing on the wealth of genetic information being developed by genomics. Our technologies are fast, inexpensive, commercially focused and results oriented. Our approach, unlike conventional approaches, requires minimal understanding of complex underlying biological systems.

    There are two components of our MolecularBreeding technologies. The first is DNAShuffling, our proprietary process for recombining genes into a diverse library of novel DNA sequences known as gene variants. The second is MaxyScan, a series of proprietary screening capabilities for the selection of desired commercial properties from the library of DNA sequences. The combination of DNAShuffling and MaxyScan specialized screening enables us to identify new products in a rapid, cost-effective manner.

    Virtually any product or process that utilizes or could utilize DNA or proteins can potentially be improved for optimal function using our MolecularBreeding technologies. We are therefore applying our technologies to evolve genes and proteins for use in fields as diverse as chemicals, agriculture, vaccines and protein pharmaceuticals.

    We believe that our MolecularBreeding technologies provide distinctive advantages over traditional biotechnology, as summarized in the following table.

             Advantages of Maxygen's MolecularBreeding Technologies


                                                                Maxygen's
                                                Modern      MolecularBreeding
               Characteristic                Biotechnology    Technologies
------------------------------------------------------------------------------
  Time to generate lead product candidates   several years   weeks to months
------------------------------------------------------------------------------
  Necessary understanding of the biological
   processes underlying lead product
   candidates                                     yes              no
------------------------------------------------------------------------------
  Ability to optimally improve properties
   for commercial applications                    no               yes
------------------------------------------------------------------------------
  Cost to generate lead product candidates       high              low
------------------------------------------------------------------------------
  Amount of resulting genetic diversity         limited    virtually unlimited

Maxygen's MolecularBreeding Technologies

    Our technologies mimic the natural events of evolution. First, genes are subjected to DNAShuffling, generating a diverse library of gene variants. Second, our proprietary MaxyScan screening systems select individual proteins from the gene variants in the library. The proteins that show improvements in the desired characteristics become the initial lead candidates. After confirmation of activity, the initial lead candidates are then used as the genetic starting material for additional rounds of shuffling. Once the level of improvement needed for the particular commercial application is achieved, the group of lead candidates is moved forward to the product or process development stage.

                   [Graphic of MolecularBreeding(TM) Process]

 Step One: DNAShuffling Recombination Technologies

    Our DNAShuffling recombination technologies work as follows: a single gene or multiple genes are cleaved into fragments and recombined, creating a population of new gene variants. The new genes created by DNAShuffling are then selected for one or more desired characteristics. This selection process yields a population of genes which becomes the starting point for the next cycle of recombination. As with classical breeding, this process is repeated until genes expressing the desired properties are identified.

    DNAShuffling recombination technologies can be used to evolve properties which are coded for by single genes, multiple genes and entire genomes. By repeating the process, DNAShuffling recombination technologies ultimately generate libraries with a high percentage of genes which have the desired function. Due to the high quality of these libraries, a relatively small number of screening tests need to be performed in order to identify gene variants with the desired commercial qualities. This process significantly reduces the cost and time associated with identifying multiple potential products.

 Step Two: MaxyScan Screening

    The ability to screen or select for a desired improvement in function is essential to the effective development of a newer improved gene or protein. As a result, we have invested significant resources in developing automated, rapid screens and selection formats.

    We have developed screening tests which can measure the production of proteins or small molecules in culture without significant purification steps or specific test reagents, thereby eliminating time-consuming steps required for traditional screening tests. We are also focusing on the development of reliable, cell-based screening tests that are predictive of specific functions relevant to our human therapeutics programs. Accordingly, we continue to develop new screening approaches and technologies. Our approach is to create multitiered screening systems whereby we use a less sensitive screening test as a first screen to quickly select proteins with the desired characteristics, followed by a more sensitive screening test to confirm value in these variants and to select for final lead product candidates. Unlike approaches that create random diversity, MolecularBreeding produces potentially valuable libraries of gene variants with a predominance of active genes with the desired function. This allows us to use complex biological screens and formats as a final screening test, as relatively few proteins must be screened to detect an improvement in the starting gene activity.

    We have access to multiple sources of genetic starting material. In addition to the wealth of publicly available genetic sequence information, we are able to access our collaborators' proprietary genes. Furthermore, we are able to inexpensively obtain our own genetic starting material which, when coupled with the DNAShuffling process, provides a virtually infinite amount of new, proprietary gene variants with potential commercial value.

    We use certain equipment and vendor software in conjunction with our DNAShuffling recombination technologies and MaxyScan screening systems, but to date, have not used internally developed software. We also use other software purchased from third party vendors to a limited extent in our research and development activities.

Demonstrated Successes of Our MolecularBreeding Technologies in Multiple Applications

    We have consistently achieved improvement in gene function using our MolecularBreeding technologies. Impressive results have been demonstrated in many different systems that have relevance to multiple commercial applications. Our technologies have the ability to generate improvements that would be difficult, costly, time intensive and, in many cases, impossible to achieve using other methods. We have shown that we can achieve improved gene function without a detailed understanding of the underlying complex biological processes.

    For example, we have demonstrated our ability to improve genes that increase the anti-viral activity of a protein and develop new enzymes which have the potential to streamline chemical and pharmaceutical manufacturing processes. In addition, we have improved the performance of subtilisin, one of the most commercially valuable laundry detergent enzymes. Subtilisin is one of the most highly studied enzymes which has been extensively modified to improve its commercial properties. This example demonstrates the ability of MolecularBreeding to achieve further improvements beyond the limits of modern biotechnology. A summary of representative experiments published by our scientists is set forth below.


        Example                     Property               Activity Increase            Publication
-----------------------------------------------------------------------------------------------------------
(Beta)-lactamase         Increased antibiotic            32,000-fold            Nature (1994)
                         resistance/enzyme activity
Antibody                 Increased expression level      100-fold               Nature Medicine (1996)
Antibody                 Increased antibody/receptor     >440-fold              Nature Medicine (1996)
                         binding
Green fluorescent        Increased fluorescence          45-fold                Nature Biotechnology (1996)
 protein

(Beta)-galactosidase to  Increase in activity            66-fold activity       Proceedings of the
 fucosidase                                                                     National Academy of
                                                                                Sciences (1997)
                         Increase in specificity         1,000-fold specificity
Arsenate pathway (3      Increased bacterial resistance  40-fold                Nature Biotechnology (1997)
 genes)                  to arsenate
Cephalosporinase family  Increased antibiotic resistance 270-540-fold           Nature (1998)
Subtilisin protease      Simultaneous improvement        2 to 4 fold in         Nature Biotechnology (1999)
                         in 3 properties                 3 properties
Human (alpha)-           Increased activity as           285,000-fold           Nature Biotechnology (1999)
 interferon              measured by antiviral activity
 family                  on mouse cells
HSV thymidine kinase     Increased sensitivity to        32-fold                Nature Biotechnology (1999)
 family                  prodrug (AZT)


The Maxygen Strategy

    Our goal is to be the world leader in the commercialization of products and processes developed using directed molecular evolution. There are four basic elements to our business strategy:

    Expand Our Proprietary Technology Leadership. In order to expand our technology leadership, we will continue to develop our core MolecularBreeding technologies by investing significantly in research and development. We will acquire and license technologies from third parties that complement our capabilities. We will protect and build on our existing patent portfolio and also rely on trade secrets to protect our proprietary technologies. We will continue to recruit and collaborate with leaders in the field of directed molecular evolution.

    Expand Our Strategic Collaborations and Grants. We will continue to establish strategic collaborations with leading companies in different industries. We will also pursue additional grants from major U.S. government agencies. Our goal is to benefit from the combined expertise of Maxygen and our collaborators. Additionally, we seek to receive financial support from our collaborators for research and development of products and for our core technologies, as well as potential milestone and royalty payments on any products commercialized.

    Maximize Commercial Applications of Our Technologies. We plan to develop multiple products for multiple industries. We believe we have short-, medium- and long-term commercial opportunities in the chemicals, agriculture and pharmaceutical industries. We believe our technologies have broad commercial applications, including the development of new and improved pharmaceuticals and vaccines, better agricultural products and more efficient chemical manufacturing systems.

    Retain Our Commercialization Rights. We have invested and plan to invest our own funds in certain areas and product opportunities with the aim of capturing a high percentage of profits on product sales.

Potential Fields of Application

    We believe that our MolecularBreeding technologies can be applied to many different industries. We can potentially improve virtually any product or process that utilizes or could utilize DNA or proteins using our MolecularBreeding technologies. Potential applications of MolecularBreeding technologies include the development of new high-value products and the improvement of existing products and manufacturing processes. We can potentially use multiple approaches to develop products to solve complex problems, including the following:

 In Medicine

  . New and improved treatments for major diseases such as cancer, cardiovascular disease, diabetes and obesity.

  . New vaccines to treat and prevent viral diseases such as hepatitis, AIDS and emerging viral diseases and parasitic diseases such as malaria which affect millions of people each year.

  . Therapeutic vaccines and gene therapies to treat and prevent diseases such as multiple sclerosis, allergies and cancer.

  . New natural products for the development of better and cheaper antibiotics to counter the spread of infectious organisms that have developed a resistance to conventional antibiotics.

  . New natural products as improved therapies for cancer.

  . New gene therapies for treatments for hereditary diseases such as hemophilia and cystic fibrosis.

 In Agriculture and Food Production

  . Crops with increased yields which require less fertilizers, herbicides or insecticides.

  . Plants which can thrive on land where they could not otherwise survive, for example because of lack of water, high salt level or extreme temperatures.

  . Vaccines to treat and prevent diseases of farm animals.

  . Nutritionally improved forms of food and animal feed.

  . Food with increased health benefits.

 In the Chemical Industry

  . New, more cost-effective and more environmentally friendly production systems for plastics, vitamins, pharmaceuticals, fibers and adhesives.

  . New materials such as fibers and plastics.

  . Plants as factories for the cheaper and more environmentally friendly production of substances such as plastics and pharmaceuticals.

 In the Environmental and Energy Industries

  . New systems for controlling pollution, such as novel processes for reduction of carbon emissions and polluting effluents.

  . Preparation of non-polluting and cleaner-burning energy sources.

  . Removal of pollutants, such as sulphur, from oil and other fossil fuels.

Current Fields of Application

    We are currently applying our MolecularBreeding technologies to high-value opportunities in the fields of chemicals, agriculture, preventative and therapeutic vaccines and protein pharmaceuticals.

 Chemicals

    The chemicals industry is comprised of three major segments: commodity, specialty and fine chemicals. Together, 1998 sales in these segments exceeded $800 billion. Within these segments, approximately $50 billion is readily addressable by biological processing, for example, either by fermentation or through the use of enzyme catalysts. An additional $200 billion has been identified as potentially addressable by biological approaches within the next 10-20 years. Included in the potential market is the manufacturing of major chemicals, plastics, vitamins, compounds used in the manufacture of pharmaceuticals, enzymes for use as catalysts, the pigments and additives in paint and the polymers and fibers in our clothing. Enzymes occurring in nature are generally not able to meet the stringent activity requirements that would allow for the broad commercial use of enzymes as catalysts.

    We have demonstrated that MolecularBreeding technologies allow for the creation of new modified enzymes for use as catalysts, and metabolic pathways that overcome the limitations of naturally occurring enzymes. We are currently generating libraries of proprietary enzymes for use as catalysts, which we believe will offer a significant competitive advantage over existing chemical catalysts. These enzymes could provide increased yields and decreased manufacturing costs by a reduction in requirements for raw materials, capital equipment and energy. In addition, we believe these enzyme catalysts will have applicability in generating new useful materials.

    We have established multiple collaborations in the chemical industry, one with Novo Nordisk, the world's leading manufacturer of industrial enzymes, one with DSM, a leader in the production of bulk antibiotic products and intermediates and one with Rio Tinto, one of the world's largest mining companies. Our collaboration with Novo Nordisk was established in September 1997. Novo Nordisk had a market share of 45% of the industrial enzymes market in 1998. The total industrial enzymes market (a segment of the chemicals market) is estimated at $1.4 billion today, growing to over $3 billion by 2008. Together with Novo Nordisk, we are applying our MolecularBreeding technologies to the potential production of improved industrial enzymes. For example, we have significantly improved multiple commercially relevant properties in subtilisin, one of the most studied and highly modified industrial enzyme products. Under the five-year agreement, Novo Nordisk will pay us royalties on any sales of industrial enzyme products that are developed through our MolecularBreeding technologies.

    In March 1999, we commenced a three-year strategic collaboration with DSM to evolve new enzymes for use in the manufacture of certain classes of penicillin antibiotics. We are receiving research funding over the three year collaboration, and we will receive royalties from the implementation of any evolved enzymes developed through our MolecularBreeding technologies.

    In January 2000, we entered into a three-year strategic collaboration with Rio Tinto to develop enzymatic systems for use in carbon dioxide fixation in connection with the combustion of fossil fuels and for other purposes more generally, for use in chemical bioprocessing and other applications. We are receiving research funding over the three year collaboration, and will share revenues with Rio Tinto obtained from the use or sale of certain products or processes developed through our MolecularBreeding technologies.

    In addition to the existing collaborations, we expect to pursue independent development of high-value chemical products, as well as to enter into additional strategic alliances with leading chemical companies.

 Agriculture

    Today's agricultural biotechnology market is estimated at approximately $1 billion. It is expected to grow to approximately $6 billion by 2005. Over the past decade, companies have used biotechnology to provide protection from herbicides, diseases and pests, resulting in impressive increases in crop yield.

    The need for increased crop yield, the desire to move away from chemical pesticides, and the determination of the DNA sequence have combined to provide significant growth in agricultural biotechnology.

    In addition to yield improvement, the agricultural industry is investing heavily in biotechnology to develop crops with improved qualities such as higher oil content and enhanced nutritional value for human food or animal feed.

    A third area of great market potential is the use of plants as "factories" where the plant produces a substance that has commercial value, generally when processed and separated from the plant and sold as a pure preparation. Plants potentially can be used to manufacture pharmaceutical products and specialty or fine chemicals.

    We believe our MolecularBreeding technologies can be used to create numerous commercial opportunities in crop protection and plant quality traits. We are developing multiple commercial products for the agriculture industry through commercial collaborations with two of the world's leading agriculture companies, AstraZeneca and DuPont/Pioneer Hi-Bred. From these collaborations we have committed funding of over $66 million and may receive milestone payments of over $145 million based on the accomplishment of specific performance criteria, as well as royalties on product sales. The AstraZeneca and DuPont/Pioneer Hi-Bred collaborations fully fund our research and development efforts under these collaborations, and provide us with a large portfolio of potentially high-value gene products for the agricultural markets.

    Together with our collaborators, we are currently working on a broad portfolio of 12 potential products in areas of yield improvement and quality traits. We have retained significant rights to develop and market certain applications of the products resulting from the collaborations. In addition to the existing collaborations, we are pursuing and expect to pursue independent development of high-value agricultural products, and intend to enter into additional strategic alliances with leading agriculture companies.

 Preventative and Therapeutic Vaccines

    Worldwide sales of vaccines in 1998 exceeded $4 billion and are expected to exceed approximately $10 billion by 2005. Vaccines have been used for decades to prevent the onset of infectious disease in humans and animals. The vaccine market has the potential to increase dramatically for the following reasons:

  . Many physicians recognize vaccines as the preferred therapy for numerous infectious diseases given the increasing drug resistance of pathogens and the inability to prevent or effectively treat traditional and newly emerging viral infections.

  . Researchers are investigating vaccines as treatments for cancer, autoimmune diseases, allergy and other non-infectious diseases.

  . Adults are increasingly using vaccines.

  . Travelers from developed countries are increasingly using vaccines.

    Vaccines are typically comprised of two elements: antigens, which are components of the invading pathogen that are recognized by cells of the immune system and trigger the body's defenses; and adjuvants, which are immune system boosters. The limited ability of existing antigens and adjuvants to generate the required immune responses has hindered the development of vaccines. We believe that we can generate new modified vaccines that have the potential to overcome the limitations of traditional vaccine development.

    We are building our research and development capabilities in the vaccine area with the support of government grant funding and have retained full commercialization rights, subject only to a license to the U.S. government as required by applicable statutes and regulations. Total committed government grant funding in the vaccine area is over $22 million.

    We believe our MolecularBreeding technologies have the potential ability to transform the design and development of vaccines through the identification of new genes and proteins that allow for the generation of broad and strong immune response. This would enable us to address both the treatment and prevention of a wide variety of diseases including cancer, allergy, diseases in which the body generates an improper immune response and infectious diseases such as AIDS and hepatitis. We are developing a portfolio of products in the vaccine area, including, for example, proprietary new improved antigens and adjuvants for stimulating the immune system.

 Protein Pharmaceuticals

    In 1998, the worldwide sales of therapeutic proteins made using recombinant DNA technology were approximately $17 billion, and are projected to reach approximately $19 billion in 2000. Protein pharmaceutical products, such as erythropoietin (1998 worldwide sales of $4 billion) and granulocyte colony stimulating factor (1998 worldwide sales of over $1.6 billion) represent some of the world's highest revenue pharmaceutical products. While some protein pharmaceuticals containing naturally occurring proteins can address large markets, many naturally occurring proteins are not well suited for commercialization without modification. We believe that our MolecularBreeding technologies provide the capabilities necessary to attain the improvements suitable for commercial use.

    Our MolecularBreeding technologies potentially can be applied to improve existing pharmaceutical proteins, create superior second generation high-value proteins with, for instance, improved stability, and create new proteins and pioneer new therapies. Our MolecularBreeding technologies potentially can also be applied to protein pharmaceuticals to improve desirable biological activities, alter binding activity, and reduce harmful side effects and toxicities.

    The area of human therapeutics presents significant opportunity for us as the rapid cloning and sequencing of the human genome is leading to the identification of hundreds of new genes and proteins that potentially could be optimized and developed as new protein pharmaceuticals. We are currently working on a number of protein pharmaceuticals at the research stage. We are pursuing a two-fold strategy to develop protein pharmaceuticals. First, we intend to collaborate with leading pharmaceutical and biotechnology companies and second, we are internally developing our own pharmaceutical product pipeline for future collaboration opportunities, licensing to others or independent commercialization.

Areas of Exploration

    In addition to those areas described above, we will continue to evaluate opportunities in fields such as antibody engineering, food and feed with enhanced nutritional benefits, natural products, gene therapy, liquid fuels and environmental applications. We are assessing these and other commercialization opportunities through discussions with potential corporate and academic collaborators and U.S. government agencies. In many instances, we have already established initial technology development and proof of principle models. Additional development may be funded through federal grants, corporate collaborators or our own funds.

  Antibodies

    Our MolecularBreeding technologies potentially allow for the generation of new antibodies with improved binding specificity for their targets and other improved therapeutic properties for multiple diseases. In particular, monoclonal antibodies, which originate from a single cell and that have specificity for particular disease targets, are an important sector of the biotechnology industry representing over 20% of all biopharmaceutical products in development. The FDA has recently approved for commercial sale several antibodies, including Genentech's Herceptin(R) and Novartis' Simulect(R), which have potential utility in a broad range of diseases.

  Nutritional Compounds

    We believe that our technologies may be applied to individual genes, gene families and entire complex biological pathways to develop foods, nutritional supplements and animal feed with improved health benefits. Specific applications include vitamins, sweeteners, preservatives and cholesterol lowering agents. These are potentially high-value products that are currently receiving significant attention in both the food and pharmaceutical industries.

  Natural Product Drug Discovery

    Natural products and natural product derivatives represent approximately 80% of 1998 product sales in the areas of antibiotics and cancer therapies. We may enter into collaborations with biotechnology and pharmaceutical companies to generate new libraries of lead natural product compounds by modifying enzymes and metabolic pathways through MolecularBreeding. We believe that new enzymes and pathways created through MolecularBreeding may allow for the generation of natural product variants in ways that are not feasible using existing chemical synthesis methodologies. Our efforts could potentially create new natural products with increased activity, stability, availability in the body or specificity.

  Gene Therapy

    Gene therapy is an approach to treat or prevent certain diseases by introducing therapeutic genes into target cells to produce specific proteins that will elicit a desired therapeutic response. We believe that our MolecularBreeding technologies are potentially well suited to the development of gene delivery and cell-targeting systems that could improve current modes of disease treatment and prevention. We have completed two internal programs that demonstrate the technical feasibility of MolecularBreeding to improve the properties of viral and non-viral gene therapy delivery methodologies.

  Liquid Fuels and Environmental Uses

    The depletion of fossil fuels and the effects of carbon dioxide emissions on the environment have raised awareness of the need to develop alternative fuels. Companies may employ our MolecularBreeding technologies to develop biological systems that produce cleaner burning fuels, such as methanol and ethanol, from alternative carbon sources, such as plant biomass and animal waste rather than petroleum. Additionally, companies potentially could use our MolecularBreeding technologies to develop systems containing enzymes for use as catalysts that could capture carbon dioxide which would otherwise be released into the environment, and potentially use the cabon dioxide to produce value-added products, such as fetilizers, polymers and plastics and cleaner burning fuels.

Corporate Collaborations

    Since inception, we have entered into strategic collaborations and several additional proof of principle collaborations with commercial entities and have received six grants from U.S. government agencies. Assuming our research efforts for existing collaborations are expended for the full research term, we have total committed funding of over $102 million, of which approximately $75 million is from our collaborators and $27 million from government funding. Of these committed funds, we have earned approximately $17 million; additionally, we have received $15 million in consideration of purchase of our equity. In addition, potential milestone payments from our existing collaborations could exceed $145 million based on the accomplishment of specific performance criteria, in addition to earned royalties on product sales. We expect that strategic collaborations and government grants will continue to be an important element of our business strategy.

    Our strategy in entering into strategic collaborations is to work with leaders in their respective industries on specific research projects. Our agreements grant to our strategic collaborators exclusive licenses under intellectual property developed by us in the collaboration for specific products for specific uses. Generally, we retain the right to work ourselves or with others on projects outside the scope of the areas and projects which are the subject of our collaborations.

    In the chemicals area, we have entered into research agreements with Novo Nordisk for industrial enzymes, DSM for enzymes for use in the manufacture of penicillin and Rio Tinto for chemical process validation. We retain the right to conduct other projects ourselves or with third parties.

    Even in those areas, such as agriculture, where we have entered into research agreements with DuPont/Pioneer Hi-Bred and AstraZeneca for multiple research projects relating to multiple crops and traits, we have the right to use these same crops to conduct other projects and develop other products, as well as the right to conduct projects using other crops.

    In our strategic collaborations, in exchange for commercial licenses to the products developed during the program in specified fields, we typically seek initial license fees, collaborative research funding, technology advancement funding, milestone payments for significant developments and royalties on product sales.

    We have entered into the following significant collaborations:

  Novo Nordisk

    In September 1997, we entered into a five year strategic collaboration with Novo Nordisk A/S, the world's largest producer of industrial enzymes, for the development and bulk production of specific industrial enzymes in fields such as laundry detergents, leather processing and pulp and paper manufacturing. Industrial enzymes are used for a broad spectrum of activities ranging from food preparation, to detergents, to pulp and paper manufacturing. Industrial enzymes today represent over a $1.4 billion market.

    Novo Nordisk will use our MolecularBreeding technologies to generate new industrial enzymes. In addition, Novo Nordisk has made a five year commitment to contribute funding for the research and development of new directed evolution technologies. Under the agreement, Novo Nordisk has an exclusive royalty-bearing license to use our MolecularBreeding technologies to develop proteins and enzymes for use in certain industrial enzyme fields. We have received an exclusive royalty-free license to certain Novo Nordisk technologies useful for the practice of MolecularBreeding in all fields outside the scope of the collaboration, except the field of human and veterinary diagnostic and therapeutic products, for which we received a co-exclusive license from Novo Nordisk. Under this agreement, Novo Nordisk will pay us a royalty on the sales of industrial enzyme products developed using our MolecularBreeding technologies.

 DuPont/Pioneer Hi-Bred

   In December 1998, we entered into a five year strategic collaboration with Pioneer Hi-Bred International, Inc., a wholly-owned subsidiary of E.I. duPont de Nemours and Company, to utilize our MolecularBreeding technologies to generate new gene variants for use in the development of specific crop protection and quality grain traits in corn, soybeans and certain other crops. Under the terms of the agreement, in exchange for global commercialization rights, DuPont/Pioneer Hi-Bred purchased $5 million of our preferred stock, $5 million of our common stock at our initial public offering and paid $2.5 million in initial license fees. In addition, DuPont/Pioneer Hi-Bred has committed to pay us up to $27.5 million over five years for research and technology development, as well as possible milestone payments of up to $45 million based on the accomplishment of specific performance criteria and royalties on future product sales, if any. The agreement may be terminated by DuPont/Pioneer Hi-Bred after three years, upon six months notice, if a specified milestone has not been met.

 DSM

   In March 1999, we entered into a three year collaboration with Gist-Brocades N.V., a subsidiary of DSM N.V., to utilize our proprietary MolecularBreeding technologies to develop certain new enzymes for use in the manufacture of certain classes of penicillin antibiotics. Under the terms of the agreement, in exchange for global commercialization rights, we will receive research funding over three years and will receive royalties from the commercialization of any enzymes developed through our MolecularBreeding technologies.

 AstraZeneca

   In June 1999, we entered into a five year strategic collaboration with Zeneca Limited, a wholly-owned subsidiary of AstraZeneca plc, to utilize our MolecularBreeding technologies to improve the yield and quality of several of AstraZeneca's strategic crops. AstraZeneca is one of the world's leading agricultural companies. We have received $5 million in a preferred stock equity investment and could receive up to $21.5 million for research and development funding and technology advancement funding. We may receive over $100 million in potential milestone payments based on the accomplishment of specific performance criteria, in addition to royalties on product sales. In addition, each year of the collaboration AstraZeneca has the right to substitute their obligation to pay us $1 million in annual technology advancement funding with a $3 million equity investment at a 50% premium to the current market value.

 Rio Tinto

   In January 2000, we entered into a three year collaboration with Technological Resources Pty Limited, a wholly-owned subsidiary of Rio Tinto Corporation plc, to utilize our Molecular Breeding technologies to develop enzymatic systems to increase the efficiency of carbon dioxide fixation in connection with the combustion of fossil fuels and for other purposes more generally for use in chemical bioprocessing and other applications. Rio Tinto is one of the world's leading mining companies with extensive worldwide operations in the mining of minerals and metals. In connection with the collaboration, we will receive research and funding payments and technology advancement fees from Rio Tinto of up to $2.7 million. Rio Tinto and Maxygen each have exclusive rights to commercialize technology developed in the collaboration in specific fields, and Maxygen and Rio Tinto each will share revenues with the other from certain products or processes that are commercialized by the other. The collaboration provides that the parties may create a new entity to commercialize the technology arising from the collaboration.

   In addition to the above collaborations, we have entered into several proof of principle collaborations with parties such as Abbott, Pfizer and Novartis.

U.S. Government Grants and Collaborations

    Government grants allow us to focus on key internal scientific programs. In addition, we retain ownership of all intellectual property and commercial rights generated during the project, subject to a non-exclusive, non-transferable, paid-up license to practice for or on behalf of the U.S. inventions made with federal funds which is retained by the U.S. government as provided by the applicable statutes and regulations. We have obtained grant funding of over $27 million, primarily for the development of vaccines and the advancement of core technology, as outlined below.

                               Summary of Grants


                       Granting                                           Dollar
     Area of Grant      Agency          Description         Grant Date    Amount
-----------------------------------------------------------------------------------
  Improved Drug       NIST-ATP   Use of MolecularBreeding   Sept. 1997 $2.0 million
   Testing                       technologies to develop
                                 new screening systems
                                 for use in accelerated
                                 discovery and
                                 development of new AIDS
                                 therapies and vaccines.

  Evolution of        DARPA      Use of MolecularBreeding    Feb. 1998 $5.6 million
   Vectors                       technologies to evolve a
                                 new generation of DNA
                                 vectors for rapid and
                                 efficient delivery of
                                 antigens for
                                 immunization.

  Whole Genome        NIST-ATP   Use of MolecularBreeding    Oct. 1998 $1.2 million
   Shuffling                     technologies to develop
                                 new or improved
                                 manufacturing processes.

  Decontamination     DARPA      Use of MolecularBreeding    Dec. 1998 $3.8 million
                                 technologies to create
                                 enzyme-based
                                 decontamination
                                 compounds effective
                                 against pathogens.

  New Therapeutic and DARPA      Use of MolecularBreeding   April 1999 $7.7 million
   Preventative DNA              technologies to generate
   Vaccines                      new vaccines with a
                                 broad spectrum of
                                 activity against
                                 multiple strains of
                                 several different
                                 pathogens.

  Aerosol-Based       DARPA      Use of MolecularBreeding   Sept. 1999 $6.8 million
   Vaccines                      technologies to deliver
                                 aerosol-based
                                 preventative and
                                 therapeutic agents.


    In February 2000, we entered into a cooperative research and development agreement (CRADA) with the National Cancer Institute, National Institute of Health. The CRADA is a three year research agreement under which we will work with the National Cancer Institute to develop with our MolecularBreeding technologies, specific therapeutic proteins for the treatment of certain types of cancer. We will have the option to acquire an exclusive, royalty-bearing license to any inventions owned by the National Cancer Institute that are developed in the CRADA, on terms to be later established. The CRADA can be terminated by either the National Institute of Health or Maxygen at any time by advance notice to the other party.

Intellectual Property and Technology Licenses

    Pursuant to the technology transfer agreement we entered into with Affymax Technologies N.V. and Glaxo Group Limited, each a wholly-owned subsidiary of Glaxo Wellcome plc, we were assigned all rights to the patents, applications and know-how related to MolecularBreeding technologies. Affymetrix, Inc. retains an exclusive, royalty-free license under the patents and patent applications previously owned by Affymax for use in the diagnostics and research supply markets for specific applications. In addition, Affymax assigned jointly to us and to Affymetrix a family of patent applications relating to circular PCR techniques.

    We have an extensive patent portfolio including six issued U.S. patents relating to our proprietary MolecularBreeding technologies. Counterpart applications of these U.S. patents are pending in other major industrialized countries. We have an additional 86 pending U.S. patent applications and 70 pending foreign and international counterpart applications relating to our MolecularBreeding technologies and specialized screening technologies, and the application of these technologies to diverse industries including agriculture, protein pharmaceuticals, vaccines, gene therapy, chemicals and therapeutic drugs.

    We have exclusively licensed patent rights and technology for specific uses from Novo Nordisk, the California Institute of Technology, Stanford University and the University of Washington. These licenses give us rights to an issued U.S. patent, 16 U.S. patent applications, and 81 additional international or foreign counterpart applications.

    In addition, we received from Affymax a worldwide, non-exclusive license to certain Affymax patent applications and patents related to technology for displaying multiple diverse proteins on the surface of bacterial viruses.

Competition

    We believe we are the leader in the field of directed molecular evolution. We are aware that companies such as Diversa Corporation and Ixsys have alternative methods for obtaining genetic diversity. Academic institutions such as Caltech and the University of Washington are working in this field, and we have licensed certain technology from Caltech and the University of Washington. In the future, we expect the field to become highly competitive and that companies and academic and research institutions will seek to develop technologies that could be competitive with our MolecularBreeding technologies.

    Any products that we may develop through our MolecularBreeding technologies will compete in highly competitive markets. Many of our potential competitors in these markets have substantially greater financial, technical and personnel resources than we do, and we cannot assure you that they will not succeed in developing technologies and products that would render our technologies and products or those of our collaborators obsolete or noncompetitive. In addition, many of those competitors have significantly greater experience than we do in their respective fields.

    We are aware that Energy Biosystems Corporation and Diversa have described technologies that appear to have some similarities to our patented proprietary technologies. We monitor publications and patents that relate to directed molecular evolution to be aware of developments in the field and evaluate appropriate courses of action in relation to these developments.

Employees

    As of February 15, 2000 we had 149 full-time employees, 64 of whom hold Ph.D. or M.D. degrees and 119 of whom were engaged in full-time research activities. We plan to expand our corporate development programs and hire additional staff as corporate collaborations and government grants are established. We continue to search for qualified individuals with interdisciplinary training and flexibility to address the various aspects and applications of our technologies. None of our employees is represented by a labor union, and we consider our employee relations to be good.

Facilities

    We lease an aggregate of 47,880 square feet of office and laboratory facilities in Redwood City, California. The lease expires on February 24, 2005 with respect to 31,166 square feet and on March 31, 2002 with respect to 16,714 square feet. We have an option to extend the term of the lease for three years with respect to the 16,714 square feet. We believe that the facilities we currently lease are sufficient for approximately the next three months and that anticipated future growth for the next six months can be accommodated by leasing additional space near our current facilities.

Legal Proceedings

    We are not currently a party to any material pending legal proceedings.

                                   MANAGEMENT

Directors and Executive Officers

    Our directors and executive officers as of February 15, 2000, are as follows:

              Name              Age                  Position
              ----              ---                  --------
 Russell J. Howard, Ph.D.......  49 Director, President and Chief Executive
                                     Officer
 Simba Gill, Ph.D..............  35 Chief Financial Officer and Senior Vice
                                     President of Business Development
 Michael Rabson, Ph.D..........  46 General Counsel and Senior Vice President
                                     of Legal Affairs
 Willem P.C. Stemmer, Ph.D. ...  42 Vice President of Research
 John Bedbrook, Ph.D...........  50 President of Agriculture
 Howard A. Simon...............  40 Vice President of Human Resources
 Norman Kruse, Ph.D............  50 Director of Intellectual Property, Chief
                                     Patent Counsel
 Isaac Stein (1)(2)............  53 Chairman of the Board and Director
 Robert J. Glaser, M.D. (2)....  81 Director
 M.R.C. Greenwood, Ph.D........  56 Director
 Adrian Hennah (1).............  42 Director
 Gordon Ringold, Ph.D. (1)(2)..  49 Director
 George Poste, D.V.M., Ph.D....  55 Director
 Julian N. Stern...............  75 Secretary

--------
(1) Member of the audit and finance committee

(2) Member of the compensation committee

    Russell J. Howard, Ph.D., has served as our President, Chief Executive Officer and Director since June 1998 and is one of our co-founders. Dr. Howard was elected our President and Chief Operating Officer in May 1997. Originally trained in biochemistry and chemistry, Dr. Howard has spent over 20 years studying infectious diseases, primarily malaria, and currently serves on the National Institutes of Health and USAID advisory panels for malaria vaccine development. Prior to joining Maxygen, Dr. Howard was from August 1994 to June 1996 the President and Scientific Director of Affymax Research Institute.

    Simba Gill, Ph.D., joined us in July 1998 as the Chief Financial Officer and Senior Vice President of Business Development. Prior to joining us, from November 1996 to July 1998, Dr. Gill was at Megabios Corp. where he was Vice President of Business Development. Prior to this from November 1995 to November 1996, Dr. Gill was Director of Business Development at Systemix. Prior to joining Systemix, Dr. Gill worked at Boehringer Mannheim in a variety of corporate functions including Global Product Manager for erythropoietin, Manager of Corporate Business Development and Director of New Diagnostics Program Management. Dr. Gill received his Ph.D. in immunology at King's College, London University in collaboration with the U.K. biotechnology company CellTech, and his M.B.A. from INSEAD in Fontainbleau, France.

    Michael Rabson, Ph.D., joined us in September 1999 as Senior Vice President of Legal Affairs and General Counsel. Prior to joining us from February 1996 to September 1999, Dr. Rabson was a member of Wilson Sonsini Goodrich & Rosati, P.C. Prior to becoming a member, Dr. Rabson was an associate at Wilson Sonsini Goodrich & Rosati, P.C. Dr. Rabson received his Ph.D. in infectious disease epidemiology from Yale University and did a post-doctoral fellowship at the National Cancer Institute, National Institutes of Health. He was a patent examiner at the U.S. Patent and Trademark Office before he received his J.D. from Yale Law School.

    Willem P.C. Stemmer, Ph.D., is one of our co-founders and the inventor of MolecularBreeding. He has served as our Vice President of Research since March 1997. Dr. Stemmer's background is in medical genetics, where he originally worked on antibody engineering for immunotherapy of cancer. Prior to the organization of Maxygen, he was a distinguished scientist at Affymax Research Institute from 1992 to 1996. He is a co-founder and board member of the Diversity Biotechnology Consortium, a joint academic and business effort focused on theoretical issues in molecular diversity and evolution. Dr. Stemmer has pioneered our MolecularBreeding technologies and has authored more than 14 papers on the subject and is the named inventor on more than 20 patent applications covering the technologies and, to date, five issued patents.

    John Bedbrook, Ph.D., joined us in November 1999 as President of Agriculture. Prior to this Dr. Bedbrook was Chief Executive Officer of Plant Science Ventures from the beginning of 1999 until he joined us and Chief Technology Officer at SAVIA from February 1998 to October 1999. Prior to joining SAVIA, Dr. Bedbrook held several senior management positions including Executive Vice President of Research and Development and Co-President at DNA Plant Technology Corp. from 1988 to 1997. Dr. Bedbrook also served as a Scientific Board Member and Director for many organizations. Dr. Bedbrook received his Ph.D. in Molecular Biology from the University of Auckland in New Zealand.

    Howard A. Simon joined us in November 1999 as Vice President of Human Resources. Prior to joining us, from 1993 to November 1999 Mr. Simon was a partner in the Labor, Employment and Benefits Law Group of Landels Ripley & Diamond, LLP. Mr. Simon is a 1985 graduate of the Boalt Hall School of Law at the University of California, Berkeley. Also in 1985, Mr. Simon received his Master of Arts Degree with highest honors from the Graduate Theological Union of Berkeley.

    Norman Kruse, Ph.D., joined us in March 1998 as the Director of Intellectual Property, Chief Patent Counsel. Prior to joining us, from December 1995 to February 1998, Dr. Kruse was a patent attorney at Chiron Corporation. Dr. Kruse was a patent attorney at Townsend and Townsend and Crew from January 1993 to December 1995. Dr. Kruse received his Ph.D. in molecular biology from the University of Washington and worked initially as a scientist and manager in the diagnostics industry. Subsequently, he managed technology assessment and acquisition for Triton Biosciences, during which time he obtained his J.D. from Golden Gate University of Law in San Francisco.

    Isaac Stein has served as our Chairman of the Board since June 1998 and a director since May 1996 and is one of our co-founders. Since November 1982, Mr. Stein has been president of Waverley Associates, Inc. a private investment firm. Mr. Stein is also a Managing Member of Technogen Enterprises, L.L.C. and Technogen Managers, L.L.C., which is the general partner of Technogen Associates, L.P. and a director of ALZA Corporation, the Benham Group of mutual funds and CV Therapeutics, Inc. He is also a trustee of Stanford University and the Chairman of the Board of UCSF Stanford Health Care.

    Robert J. Glaser, M.D., has served as our Director since September 1997. Dr. Glaser was Director for Medical Science at the Lucille P. Markey Charitable Trust from 1984 to June 1997, and a trustee from 1988 to June 1997. In accordance with the donor's will, the Trust ceased operations in June 1997. Dr. Glaser is also a director of ALZA Corporation and Hanger Orthopedic Group, Inc. Dr. Glaser has held faculty appointments at several universities, including Dean of the School of Medicine at Stanford University and Professor of Social Medicine at Harvard University. Originally trained as an internist, Dr. Glaser has 124 publications on streptococcal infections, rheumatic fever, medical education and health care, as well as being a contributor to numerous scientific treatises.

    M.R.C. Greenwood, Ph.D., has served as our Director since February 1999. Dr. Greenwood has been Chancellor of the University of California ("UC") at Santa Cruz since July 1996. Prior to being named Chancellor of UC Santa Cruz, Dr. Greenwood was Dean of Graduate Studies and Vice President at UC Davis from July 1989 to July 1996. In addition, from November 1993 to May 1995, Dr. Greenwood took a leave from UC Davis to serve as Associate Director for Science in the White House Office of Science and Technology Policy. Dr. Greenwood received her doctorate in physiology, developmental biology and neurosciences from Rockefeller University.

   Adrian Hennah has served as our Director since September 1997. Mr. Hennah has held several key positions in the Glaxo Wellcome organization. He is currently leading a coordination team planning for the integration of Glaxo Wellcome with Smithkline Beecham. He was previously Senior Vice President and Chief Financial Officer of Glaxo Wellcome Inc. Prior to that, Mr. Hennah had a range of responsibilities within research and development including finance, business redesign and strategy process, human resources and engineering at Glaxo Wellcome plc since 1984, and he led the team coordinating the integration of Glaxo and Wellcome. Mr. Hennah is also a Director of Affymetrix. Mr. Hennah has a degree in law from Cambridge University and is a Sloan Fellow of the London Business School.

   Gordon Ringold, Ph.D., has served as our Director since September 1997. Dr. Ringold has served as Chairman and Chief Executive Officer of SurroMed, a biotechnology company focused on novel clinical databases since 1997. From March 1995 to February 2000, Dr. Ringold was Chief Executive Officer and Scientific Director of Affymax Research Institute where he managed the development of novel technologies to accelerate the pace of drug discovery. Prior to serving as Chief Executive Officer, Dr. Ringold was the President and Scientific Director of Affymax Research Institute. Dr. Ringold received his Ph.D. in the laboratory of Dr. Harold Varmus, prior to joining the Stanford University School of Medicine, Department of Pharmacology, and serving as the Vice President and Director of the Institute for Cancer and Development Biology of Syntex Research. Dr. Ringold is a Managing Member of Technogen Enterprises, L.L.C. and Technogen Managers, L.L.C., which is the general partner of Technogen Associates, L.P.

   George Poste, D.V.M., Ph.D., has served as our Director since October 1999. Dr. Poste has been Chief Science and Technology Officer at SmithKline Beecham since January 1997 and is a member of the Board of Directors of SmithKline Beecham. Prior to being appointed to Chief Science and Technology Officer, Dr. Poste was President of Research and Development at SmithKline Beecham since 1989. Dr. Poste is also a Research Professor at the University of Pennsylvania and holds the William Pitt Fellowship at Pembroke College, Cambridge University. He is a Board-certified pathologist and was awarded a D.Sc. for meritorious research contributions by the University of Bristol in 1987. Dr. Poste received his Doctorate in Veterinary Medicine in 1966 and his Ph.D. in Virology in 1969 from the University of Bristol.

   Julian N. Stern has served as our Secretary since March 1997. He has been an attorney with the law firm of Heller Ehrman White & McAuliffe since 1956. He is currently the sole employee of a professional corporation that is a partner of Heller Ehrman. He is also a director of ALZA Corporation.

Scientific Advisory Board

   The following individuals are members of our Scientific Advisory Board:

   Baruch S. Blumberg, M.D., Ph.D., is a Distinguished Scientist at Fox Chase Cancer Center, Philadelphia, and University Professor of Medicine and Anthropology at the University of Pennsylvania. Dr. Blumberg's research has covered many areas including clinical research, epidemiology, virology, genetics and anthropology. Dr. Blumberg was awarded the Nobel Prize in 1976 for his work on infectious diseases and specifically for the discovery of the hepatitis B virus and has also been elected to the National Inventors Hall of Fame for similar work. Dr. Blumberg's research and insight into infectious diseases are valuable to Maxygen programs related to vaccines and hepatitis B in particular.

   Arthur Kornberg, M.D., is an active Professor Emeritus at the Stanford University School of Medicine, Department of Biochemistry. Dr. Kornberg has received numerous accolades including several honorary degrees and awards, the National Medal of Science, and the Nobel Prize in Medicine in 1959. He is a member of several prestigious scientific societies and serves as a member of several scientific advisory boards. Dr. Kornberg's years of research in enzymes and metabolism is a valuable contribution to directing the internal research programs of Maxygen.

    Joshua Lederberg, Ph.D., a research geneticist, is Professor Emeritus at the Rockefeller University, in New York. Formerly, Dr. Lederberg was a professor of genetics at the University of Wisconsin and at Stanford University School of Medicine. Dr. Lederberg is a pioneer in the field of bacterial genetics with the discovery of genetic recombination in bacteria, work for which he received the Nobel Prize in Physiology and Medicine in 1958. Maxygen is funding work in Dr. Lederberg's laboratory pertaining to the study of cell fusion and the generation of genetically diverse recombinants. His work and guidance in genetic recombination is important to our MolecularBreeding technologies.

    Alejandro C. Zaffaroni, Ph.D., is one of our co-founders. Dr. Zaffaroni is a biochemist by training and a highly successful biotechnology entrepreneur, who has co-founded and built several companies including ALZA Corporation, DNAX Institute of Molecular and Cellular Biology, Affymax N.V. and Affymetrix, Inc. Dr. Zaffaroni has repeatedly recognized the commercial value of leading-edge technologies and has turned those visions into highly successful companies. In 1995, Dr. Zaffaroni was awarded the National Medal of Technology by President Clinton in recognition of his contributions to the pharmaceutical and biotechnology industries. Dr. Zaffaroni is a Managing Member of Technogen Enterprises, L.L.C. and Technogen Managers, L.L.C., which is the general partner of Technogen Associates, L.P.

    Frances Arnold, Ph.D., is a Professor of Chemical Engineering and Biochemistry at the California Institute of Technology. She received her Ph.D. in Chemical Engineering from the University of California, Berkeley. She has authored or co-authored more than 120 publications and has 18 patents issued or pending. Dr. Arnold's research focuses on engineering new enzymes and pathways by directing their evolution in the laboratory. Her awards include an Office of Naval Research Young Investigator Award, a Presidential Young Investigator Award and a David and Lucille Packard Fellowship in Science and Engineering. Maxygen is funding work at Dr. Arnold's laboratory pertaining to directed molecular evolution. Dr. Arnold provides on-going guidance in the field of directed molecular evolution and its applications in the chemical industry.

Board Composition and Committees

    We currently have seven directors who each serve until the next meeting of stockholders and until their successors are duly qualified.

    Our board of directors currently has an audit committee and a compensation committee. The audit committee consists of Adrian Hennah, Gordon Ringold and Isaac Stein. The audit committee makes recommendations to the board of directors regarding the selection of independent auditors, reviews the scope of audit and other services by our independent auditors, reviews the accounting principles and auditing practices and procedures to be used for our financial statements and reviews the results of those audits. The compensation committee consists of Robert J. Glaser, Gordon Ringold and Issac Stein. The compensation committee makes recommendations to the board of directors regarding our stock and compensation plans, approves compensation of certain officers and grants stock options.

Compensation Committee Interlocks and Insider Participation Interlocks

    None of the members of the compensation committee is currently, or has ever been at any time since our formation, one of our officers or employees, nor has served as a member of the board of directors or compensation committee of any entity that has one or more officers serving as a member of our board of directors or compensation committee.

    In March 1997, Mr. Stein issued a full recourse promissory note in the amount of $120,000 in favor of Maxygen in connection with the purchase of 600,000 shares of our common stock, which he repaid in full in January 2000.

Director Compensation

    We reimburse our nonemployee directors for expenses incurred in connection with attending board and committee meetings but do not compensate them for their services as board or committee members. We have in the past granted nonemployee directors options to purchase our common stock pursuant to the terms of our stock plans, and our board continues to have the discretion to grant options to new nonemployee directors. Beginning after our stockholders meeting in 2000, our nonemployee directors will each receive nondiscretionary, automatic grants of options to purchase 20,000 shares of our common stock upon joining the board of directors and nondiscretionary, automatic grants of options to purchase 5,000 shares of our common stock each year pursuant to the 1999 Nonemployee Directors Stock Option Plan.

Executive Compensation

    The following table sets forth the compensation paid by us during 1997, 1998 and 1999 to our Chief Executive Officer and to our four other most highly compensated executive officers.

                           Summary Compensation Table

                                                                   Long-Term
                                       Annual Compensation        Compensation
                                  -----------------------------   ------------
                                                                     Awards
                                                                  ------------
                                                                   Number of
                                                                   Securities
                                                   Other Annual    Underlying     All Other
     Name and Position       Year  Salary   Bonus  Compensation     Options    Compensation(1)
     -----------------       ----  ------   -----  ------------   ------------ ---------------
Russell J. Howard........... 1999 $225,000 $   --    $   --          172,500        $832
 President, Chief Executive  1998  218,333     --        --          200,000         833
 Officer and Director        1997  153,750     --        --          150,000         666

Simba Gill(2)............... 1999  192,850     --      1,500(3)      126,738         686
 Chief Financial Officer and 1998   99,750  10,000    55,414(4)      330,000         275
 Senior Vice President of    1997      --      --        --              --          --
 Business Development

Michael Rabson(5)........... 1999   57,539     --        --          350,000         145
 Senior Vice President of    1998      --      --        --              --          --
 Legal Affairs and           1997      --      --        --              --          --
 General Counsel

Willem P.C. Stemmer......... 1999  154,500     --        --          122,500         786
 Vice President of Research  1998  136,667     --        --              --          502
                             1997   81,667     --        --          300,000         345

John Bedbrook(6)............ 1999   34,599     --        --          200,000         310
 President of Agriculture    1998      --      --        --              --          --
                             1997      --      --        --              --          --

Norman Kruse................ 1999  147,791     --     32,209(7)       66,543         575
 Director of Intellectual    1998  118,767  10,000   114,809(8)       87,500         464
 Property, Chief Patent      1997      --      --        --              --          --
 Counsel

Joseph Affholter(10)........ 1999  139,019     --     62,321(9)       65,700         541
 Former Vice President of    1998   84,480  10,000    85,264(10)     110,000         393
 Biocatalysis and Chemicals  1997      --      --        --              --          --

--------
 (1) Consists of term life insurance premiums paid by Maxygen on behalf of the listed individual.

 (2) Dr. Gill joined Maxygen in July 1998. His annualized salary for 1998 was $190,000.

 (3) Consists of $1,500 for reimbursement of relocation expenses.

 (4) Consists of $19,550 in the form of a housing allowance and $35,864 for reimbursement of relocation expenses.

 (5) Dr. Rabson joined Maxygen in September 1999. Dr. Rabson's annualized salary for 1999 was $220,000.

 (6) Dr. Bedbrook joined Maxygen in November 1999. Dr. Bedbrook's annualized salary for 1999 was $212,500.

 (7) Consists of $32,209 in the form of a housing allowance.

 (8) Consists of $31,233 in the form of a housing allowance and $83,575 for reimbursement of relocation expenses.

 (9) Consists of $55,381 in the form of a housing allowance and $6,946 as interest forgiven on a promissory note.

(10) Consists of $39,953 in the form of a housing allowance, $42,444 for reimbursement of relocation expenses and $2,867 as interest forgiven on a promissory note.

(11) Dr. Affholter joined Maxygen in May 1998. In January 2000, Dr. Affholter resigned as our Vice President of Biocatalysis and Chemicals and is no longer an employee.

        Stock Options Granted in the Fiscal Year Ended December 31, 1999

    The following table sets forth information with respect to stock options granted during the fiscal year ended December 31, 1999 to each of the named executive officers. All options were granted under Maxygen's 1997 Stock Option Plan. The following options are immediately exercisable in full at the date of grant, but shares purchased on exercise of unvested options are subject to a repurchase right in our favor that entitles us to repurchase unvested shares at their original exercise price on termination of the employee's services with us. The repurchase right lapses as to 25% of the shares on the first anniversary of the grant date and the balance, ratably by year, over the next three years. Under certain circumstances the vesting of options, and consequently the lapse of the repurchase right, may be accelerated. See "-- Employee Benefit Plans--1997 Stock Option Plan".

    The percentage of options granted is based on an aggregate of 2,986,830 options granted by Maxygen during the fiscal year ended December 31, 1999 to our employees, including the named executive officers. The potential realizable value amounts in the last two columns of the following chart represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term assuming an initial price equal to $16.00, the initial public offering price. The assumed 5% and 10% annual rates of stock price appreciation from the date of grant to the end of the option term are provided in accordance with rules of the SEC and do not represent our estimate or projection of the future common stock price. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock, overall market conditions and the option holder's continued employment through the vesting period.

                                    Individual Grants
                         ----------------------------------------
                                      % of
                                      Total                       Potential Realizable
                                     Options                        Value at Assumed
                         Number of   Granted                      Annual Rates of Stock
                         Securities    to     Exercise             Price Appreciation
                         Underlying Employees  Price                for Option Terms
                          Options   in Fiscal   Per    Expiration ---------------------
          Name            Granted     Year     Share      Date        5%        10%
          ----           ---------- --------- -------- ---------- ---------- ----------
Russell J. Howard.......  172,500      5.8%    $0.75     9/08/09  $4,366,374 $7,029,354
 President, Chief
 Executive Officer and
 Director

Simba Gill..............  120,138      4.0      0.75     9/08/09   3,040,971  4,895,609
 Chief Financial Officer    6,600      0.2      0.50     3/24/09     168,711    270,599
 and Senior Vice
 President of Business
 Development

Michael Rabson..........  350,000     11.7      0.75     9/08/09   8,859,310 14,262,458
 Senior Vice President
 of Legal Affairs and
 General Counsel

Willem P.C. Stemmer.....  122,500      4.1      0.75     9/08/09   3,100,758  4,991,860
 Vice President of
 Research

John Bedbrook...........  200,000      6.7      7.50    11/10/09   3,712,463  6,799,976
 President of
 Agriculture

Norman Kruse............   46,543      1.6      0.75      9/8/09   1,178,111  1,896,622
 Director of               20,000      0.7      0.75     9/27/09     506,246    814,998
 Intellectual Property
 and Chief Patent
 Counsel

Joseph Affholter........   45,700      1.5      0.75      9/8/09   1,156,772  1,862,269
 Former Vice President     20,000      0.7      0.75     9/27/09     506,246    814,998
 of Biocatalysis
 and Chemicals

   Aggregated Option Exercises in Fiscal Year 1999 and Fiscal-Year End Option
                                     Values

    The following table sets forth certain information regarding exercised stock options during the fiscal year ended December 31, 1999 and unexercised options held as of December 31, 1999 by each of the named executive officers. We granted all options under our 1997 Stock Option Plan. These options are immediately exercisable in full at the date of grant, but shares purchased on exercise of unvested options are subject to a repurchase right in our favor that entitles us to repurchase unvested shares at their original exercise price on termination of the employee's services with us. Generally, the repurchase right lapses as to 25% of the shares on the first anniversary of the grant date and the balance, ratably by year, over the next three years. Under certain circumstances the vesting of options, and consequently the lapse of the repurchase right, may be accelerated. See "--Employee Benefit Plans--1997 Stock Option Plan". The value realized is based on the fair market value of the underlying securities as of the date of exercise, minus the per share exercise price, multiplied by the number of shares underlying the option. The value of unexercised in-the-money options are based on a value of $71.00 per share, the last reported sale price of our common stock on the Nasdaq National Market on December 31, 1999, minus the per share exercise price, multiplied by the number of shares underlying the option. Each of the people below who exercised options paid 10% of the exercise price by cash and the remaining amount with a full recourse promissory note.

                                                                                          Value of
                                                  Number of Securities            Unexercised In-The Money
                           Number of             Underlying Unexercised            Options at Fiscal Year-
                            Shares             Options at Fiscal Year-End                    End
                          Acquired on  Value   --------------------------------   -------------------------
          Name             Exercise   Realized Exercisable       Unexercisable    Exercisable Unexercisable
          ----            ----------- -------- ---------------   --------------   ----------- -------------
Russell J. Howard
 President, Chief
 Executive Officer and
 Director...............     75,000   $33,750            297,500              --  $20,955,625     $ --

Simba Gill
 Chief Financial Officer
 and Senior Vice
 President of Business
 Development(1) ........    126,738     1,650                --               --          --        --

Michael Rabson
 Senior Vice President
 of Legal Affairs and
 General Counsel........    350,000       --                 --               --          --        --

Willem P.C. Stemmer
 Vice President of
 Research...............    122,500       --                 --               --          --        --

John Bedbrook
 President of
 Agriculture............        --        --             200,000              --   12,700,000       --

Norman Kruse
 Director of
 Intellectual Property,
 Chief Patent Counsel...    154,043    45,391                --               --          --        --

Joseph Affholter
 Former Vice President
 of Biocatalysis and
 Chemicals..............    175,700    49,500                --               --          --        --

--------
(1) Our right of repurchase lapses over a four-year period with respect to 25% of the underlying shares at the first anniversary of the grant date and in equal monthly installments over the next three years.

Employee Benefit Plans

 1997 Stock Option Plan

    Our board of directors adopted our 1997 Stock Option Plan on March 1, 1997. This plan provides for the grant of incentive stock options to our employees and nonstatutory stock options to our employees, directors and consultants. As of February 15, 2000, 7,500,000 shares of common stock were reserved for issuance under this plan. Of these shares, 2,111,602 shares were subject to outstanding options and 1,243,385 shares were available for future grant. The stock option plan provides for annual increases in the number of shares available for issuance on the first day of each year, beginning January 1, 2001, equal to the lesser of 1,500,000 shares, 4% of the outstanding shares on the date of the annual increase or an amount determined by our board of directors.

    Our board of directors or a committee appointed by the board administers the stock option plan and determines the terms of options granted, including the exercise price, the number of shares subject to individual option awards and the vesting period of options. The exercise price of nonstatutory options must generally be at least 85% of the fair market value of the common stock on the date of grant. The exercise price of incentive stock options cannot be lower than 100% of the fair market value of the common stock on the date of grant and, in the case of incentive stock options granted to holders of more than 10% of our voting power, not less than 110% of the fair market value. The term of an incentive stock option cannot exceed ten years, and the term of an incentive stock option granted to a holder of more than 10% of our voting power cannot exceed five years.

    A participant may not transfer rights granted under our stock option plan other than by will, the laws of descent and distribution or as otherwise provided under the stock option plan.

    Options granted under our stock option plan will accelerate and become fully exercisable for a period of 30 days in the event we are acquired, unless the successor corporation assumes or substitutes other equivalent options in their place. Our board of directors may not, without the adversely affected optionee's prior written consent, amend, modify or terminate the stock plan if the amendment, modification or termination would impair the rights of optionees. Our stock option plan will terminate in 2007 unless terminated earlier by the board of directors.

    On September 8, 1999, the board of directors granted options to purchase an aggregate of 187,387 shares of our common stock to our employees. These options were granted under the 1997 Stock Option Plan and vest according to individual schedules set by the board. The board of directors also retained the right to accelerate vesting of these options based upon company-wide performance and the performance of individual option holders. To date, the board has accelerated portions of such options based on 1999 performance.

 1999 Employee Stock Purchase Plan

    Our board of directors adopted our 1999 Employee Stock Purchase Plan on September 29, 1999. This plan provides our employees with an opportunity to purchase our common stock through accumulated payroll deductions.

    A total of 400,000 shares of common stock has been reserved for issuance under the purchase plan through March 2001. In addition, the purchase plan provides for annual increases in the number of shares available for issuance under the purchase plan on the first day of each year, beginning January 1, 2001, equal to the lesser of 200,000 shares, 0.75% of the outstanding shares on the date of the annual increase or such amount as may be determined by the board.

    The board of directors or a committee appointed by the board administers the purchase plan. The board or its committee has full and exclusive authority to interpret the terms of the purchase plan and determine eligibility.

    Employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week. However, an employee may not be granted an option to purchase stock under the purchase plan:

  . if such an employee immediately after grant owns stock possessing five percent or more of the total combined voting power or value of all classes of our capital stock, or

  . if, and to the extent that, such an employee has rights to purchase stock under all of our employee stock purchase plans in excess of $25,000 worth of stock for each calendar year.

    The purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended, allows for favorable tax treatment of participants, offering periods of up to 24 months, as determined by the plan administrator, although it is anticipated that offering periods will generally be 12 months, each including two six-month purchase periods. The offering periods will generally start on the first trading day on or after April 1 of each year, except for the first offering period which will commence on the first trading day before the effective date of this offering, will end on the last trading day on or before March 31, 2001, and will have two purchase periods ending on the last trading days of September 2000 and March 2001.

    The purchase plan permits participants to purchase common stock though payroll deductions of up to 15% of the participant's "compensation." Compensation is defined as the participant's base straight time gross earnings and commissions but excludes payments for overtime, shift premium payments, incentive compensation, incentive payments, bonuses and other compensation.

    Amounts deducted and accumulated for the participant's account are used to purchase shares of common stock on the last trading day of each purchase period at a price of 85% of the lower of the fair market values of the common stock at the beginning of the offering period and the end of the purchase period. Participants may reduce their withholding percentage to zero at any time during an offering period and may increase their withholding percentage or decrease it, but to more than zero, on the first day of each purchase period. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

    A participant may not transfer rights granted under the purchase plan other than by will, the laws of descent and distribution or as otherwise provided under the purchase plan.

    The purchase plan provides that, if we merge with or into another corporation or a sale of substantially all of our assets, a successor corporation may assume or substitute for each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase rights, the offering period then in progress will be shortened, and a new exercise date will be set.

    The purchase plan will terminate in 2009. However, the board of directors has the authority to amend or terminate the purchase plan at any time and may apply any action to affect their outstanding rights to purchase stock under the purchase plan.

 1999 Nonemployee Directors Stock Option Plan

    We have adopted the 1999 Nonemployee Directors Stock Option Plan and have reserved a total of 300,000 shares of common stock for issuance thereunder. Maxygen will automatically grant each nonemployee director who becomes a Maxygen director after our stockholder meeting in 2000 a nonstatutory stock option to purchase 20,000 shares of common stock on the date on which such person first becomes a director. At the first board of directors meeting immediately following each annual stockholders meeting beginning with the 1999 Annual Stockholders Meeting, Maxygen will automatically grant each nonemployee director a nonstatutory option to purchase 5,000 shares of common stock. The exercise price of options under the director plan will be equal to the fair market value of the common stock on the date of grant. The maximum term of the options granted under the director plan is ten years. Options will become exercisable at the rate determined by the plan administrator. Shares underlying options granted to a director upon joining our board are subject to a right of repurchase in our favor which lapses with respect to 25% of the shares one year after the date of grant and at a rate of 25% of the shares at the end of each year thereafter. Each subsequent grant is subject to a right of repurchase for one year after the date of grant. The director plan will terminate in September 2009, unless terminated earlier in accordance with the provisions of the director plan.

 401(k) Plan

    In May 1997, our board of directors adopted a Retirement Savings and Investment Plan covering our full-time employees located in the United States. This plan is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended, so that contributions to this plan by employees, and the investment earnings thereon, are not taxable to employees until withdrawn. Pursuant to the plan, employees may elect to reduce their current compensation by up to the lesser of 25% of their annual compensation or the statutory prescribed annual limit ($10,500 in 2000) and to have the amount of the reduction contributed to the plan. We do not currently make additional matching contributions on behalf of plan participants.

 Separation Arrangements

    In January 2000, Dr. Affholter resigned his position as Vice President of Biocatalysis and Chemicals. In connection with his resignation, Dr. Affholter entered into a separation agreement with Maxygen whereby Dr. Affholter received acceleration of the vesting of options to purchase 20,675 shares of Maxygen's common stock. He also retained his right to receive acceleration of options to purchase up to 16,875 shares of Maxygen common stock under certain specified circumstances. The agreement also provided for the restructuring of Dr. Affholter's loan arrangements with Maxygen as described in "Related Party Transactions". In connection with his resignation, Dr. Affholter entered into a consulting agreement with Maxygen whereby he would remain as a consultant to Maxygen through June 30, 2001. The agreement provides for consulting fees at an hourly rate with minimum monthly hour requirements for each month of the agreement. The agreement also provides for the vesting of 6,875 unvested options on June 30, 2001 that were held by Dr. Affholter prior to his resignation.

Limitation of Liability and Indemnification

    Our certificate of incorporation and bylaws limit the liability of directors, officers, employees and other agents to the fullest extent permitted by Delaware law; provided however that we indemnify any such person in connection with a proceeding initiated by such person only if such proceeding was authorized by our board. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for: (1) breach of their duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) unlawful payments of dividends or unlawful stock repurchases or redemptions, or (4) any transaction from which the director derived an improper personal benefit. This limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

    We believe that indemnification under our bylaws and certificate of incorporation covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether the bylaws permit indemnification. We have obtained directors' and officers' liability insurance to cover certain liabilities described above.

    We intend to enter into agreements to indemnify our officers and directors, in addition to the indemnification provided for in our bylaws. These agreements, among other things, will indemnify our officers and directors for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Maxygen arising out of such person's services as one of our directors or such person's services to any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors.

    There is no pending litigation or proceeding involving a director or officer of Maxygen in which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

                           RELATED PARTY TRANSACTIONS

    Since inception (May 1996), there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeds $60,000 and in which any current director, executive officer or holder of more that 5% of our common stock had or will have a direct or indirect interest other than (1) compensation arrangements, which are described where required under "Management" and (2) the transactions described below.

    In February 1997, we entered into a services agreement with Affymax Research Institute. Pursuant to the services agreement, Affymax provided certain accounting, administrative and facilities management services to us and allowed us to occupy certain facilities leased by Affymax in exchange for specified annual fees. The services agreement terminated on April 1, 1999.

    At the time of our formation, we entered into a technology transfer agreement with Affymax Technologies N.V. and Glaxo Group Limited, each a wholly-owned subsidiary of Glaxo Wellcome plc, pursuant to which we were assigned all right, title and interest in the patents, patent applications and confidential information relating to our MolecularBreeding technologies, subject to an exclusive royalty-free license under the patents and patent applications for use in the diagnostics and research supply markets for specific applications. In exchange for the intellectual property transferred we issued 5,460,000 shares of our common stock to Affymax.

    In March 1997, in connection with our formation, we made loans to certain officers and directors to purchase our common stock, which are evidenced by full recourse promissory notes and secured by the common stock underlying this stock purchase. The promissory notes bear interest at 6.42% per year, and interest payments on the notes are due and payable on June 30 and December 31 of each year. Unpaid principal and interest on the notes are due and payable on the earlier of 30 days after termination of the participant's employment, directorship or consultancy with us, or three years after the date of the promissory note. As of February 15, 2000, the original and outstanding principal amounts of each promissory note by a director or executive officer are set forth below.

                                                            Original
                                                              Note   Outstanding
                Director or Executive Officer                Amount  Note Amount
                -----------------------------               -------- -----------
   Russell J. Howard ...................................... $ 60,000  $ 60,000
   Isaac Stein.............................................  120,000       --
   Willem P.C. Stemmer.....................................  120,000   120,000

    Options granted to our directors, executive officers and key employees are immediately exercisable as to both vested and unvested shares, with unvested shares being subject to a right of repurchase in our favor in the event of termination of employment prior to vesting of all shares. These individuals pay the exercise price for their outstanding options pursuant to full recourse promissory notes secured by the common stock underlying the options. The notes bear interest at 5.59% per year, and interest payments on the notes are due and payable on June 30 and December 31 of each year. Unpaid principal and interest on the notes are due and payable on the earlier of 30 days after termination of the participant's employment, directorship or consultancy with us, or three years after the date of the promissory note. As of February 15, 2000, the original and outstanding principal amounts of each promissory note by a director or executive officer are set forth below.

                                                                      Original
                                                                         and
                                                                     Outstanding
                     Director or Executive Officer                   Note Amount
                     -----------------------------                   -----------
   Joseph Affholter(1)..............................................  $ 23,141
   Simba Gill.......................................................   173,163
   Russell J. Howard................................................    47,250
   Norman Kruse.....................................................    56,728
   Michael S. Rabson................................................   236,250
   Gordon Ringold...................................................    99,000
   Howard Simon.....................................................   259,875
   Willem P.C. Stemmer..............................................   136,688

--------
(1) Unpaid principal and interest under Dr. Affholter's notes are due and payable on June 30, 2002.

    In April 1998, we loaned $72,500 to Dr. Joseph Affholter, which is evidenced by a full recourse promissory note. In April 1999, we loaned an additional $77,500 to Dr. Affholter and received from Dr. Affholter a full recourse promissory note covering all amounts due from Dr. Affholter, which note was secured by a deed of trust on Dr. Affholter's principal residence and bore interest at 5.70% per year with respect to $72,500 of the principal and 4.83% with respect to $77,500 of the principal. Under the terms of the promissory note, interest was generally forgiven. The promissory note was due with respect to $72,500 of the principal on April 1, 2003 and with respect to $77,500 of the principal on March 30, 2004. In connection with Dr. Affholter's resignation in January 2000, the loans were converted into a personal loan of $150,000, with interest calculated semi-annually from February 1, 2001 at 5.59%. The arrangements also defer payment of such loan until April 1, 2003 with respect to $72,500 of the principal and until March 30, 2004 with respect to $77,500 of the principal. The loan is secured by a pledge of vested shares of Maxygen common stock valued at $300,000 as of the date of the loan conversion.

    In March 1997, December 1997 and April 1998, we sold to various investors a total of 2,795,000 shares of Series A preferred stock at a purchase price of $2.00 per share. In August 1998, we sold to various investors a total of 3,666,667 shares of Series B preferred stock at a purchase price of $3.00 per share. In December 1998, we sold to a collaborator a total 1,000,000 shares of Series C preferred stock at a purchase price of $5.00 per share. In June 1999, we sold to various investors a total of 3,636,364 shares of Series D preferred stock at a purchase price of $5.50 per share. In August 1999, we sold to a collaborator a total of 800,000 shares of Series E preferred stock at a purchase price of $6.25. Upon the initial public offering, each share of preferred stock was converted into one share of common stock. Holders of the converted common stock are entitled to registration rights. See "Description of Capital Stock--Registration Rights."

    The table below sets forth our current officers, directors, immediate family members of officers and directors and holders of more than 5% of our outstanding stock who since January 1, 1997 invested in, or became beneficial owners of our common stock issued upon conversion of our preferred stock.

                             Stockholder                            Common Stock
                             -----------                            ------------
   Holders of More than 5%:
     Glaxo Wellcome International B.V..............................  1,250,000
     Technogen Associates, L.P. (1)................................  3,274,772
     Technogen Enterprises, L.L.C. (2).............................  3,274,772
   Directors:
     Gordon Ringold (3)............................................  3,291,439
     Isaac Stein (4)...............................................  3,348,106
   Officers:
     Russell Howard (5)............................................     55,136
     Willem Stemmer................................................    125,000
     Michael Rabson................................................      9,100
   Immediate Family Members of Officers and Directors:
     Bhagwant Gill and Krishna Gill (6)............................    128,787
     Joseph Glaser, II (7).........................................      8,712
     Robert Glaser, Jr. (8)........................................     10,991
     Sally Glaser (9)..............................................      9,718

--------
(1) Consists of 3,211,574 shares held by Technogen Associates, L.P. and 63,198 shares held by Technogen Enterprises, L.L.C. Technogen Enterprises, L.L.C. and Technogen Associates, L.P. are under common control.

(2) Consists of 3,211,574 shares held by Technogen Associates, L.P. and 63,198 shares held by Technogen Enterprises, L.L.C. Technogen Enterprises, L.L.C. and Technogen Associates, L.P. are under common control.

(3) Includes 3,211,574 shares held by Technogen Associates, L.P. and 63,198 shares held by Technogen Enterprises, L.L.C. Technogen Managers, L.L.C. is the general partner of Technogen Associates, L.P. Dr. Ringold is a Managing Member of Technogen Enterprises, L.L.C. and Technogen Managers, L.L.C. and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in the limited liability companies.

(4) Includes 3,211,574 shares held by Technogen Associates, L.P. and 63,198 shares held by Technogen Enterprises, L.L.C. Technogen Managers, L.L.C. is the general partner of Technogen Associates, L.P. Mr. Stein is a Managing Member of Technogen Enterprises, L.L.C. and Technogen Managers, L.L.C. and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in the limited liability companies. Also includes 525,667 shares held by the Stein 1995 Revocable Trust, of which Mr. Stein is a trustee and 41,667 shares held by Stein Partners, of which Mr. Stein is a general partner.

(5) Includes 53,636 shares held by the Russell and Maureen Howard Trust, of which Dr. Howard is a trustee.

(6) Drs. Gill are the parents of Simba Gill.

(7) Mr. Glaser is the son of Robert J. Glaser.

(8) Mr. Glaser is the son of Robert J. Glaser.

(9) Ms. Glaser is the daughter of Robert J. Glaser.

    We believe that all transactions between us and our officers, directors, principal stockholders and other affiliates have been and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth the beneficial ownership of our common stock as of February 15, 2000 by:

  . each person who is known by us to beneficially own more than 5% of our common stock;

  . each of the named executive officers and each of our directors; and

  . all of our executive officers and directors as a group.

    Percentage of ownership is based on 30,769,644 shares outstanding as of February 15, 2000, and 32,269,644 shares outstanding after this offering, assuming no exercise of the underwriters' over-allotment options. Beneficial ownership is calculated based on SEC requirements. All shares of the common stock subject to options currently exercisable or exercisable within 60 days after February 15, 2000 are deemed to be outstanding for the purpose of computing the percentage of ownership of the person holding such options, but are not deemed to be outstanding for computing the percentage of ownership of any other person. Unless otherwise indicated below, each stockholder named in the table has sole or shared voting and investment power with respect to all shares beneficially owned, subject to applicable community property laws. Unless otherwise indicated in the table, the address of each individual listed in the table is Maxygen, Inc., 515 Galveston Drive, Redwood City, California 94063.

                                       Number of    Percentage of Shares
                                         Shares      Beneficially Owned
                                      Beneficially  ------------------------
                                     Owned Prior to   Before        After
         Beneficial Owner             the Offering   Offering      Offering
         ----------------            -------------- ----------    ----------
Glaxo Wellcome International BV        6,785,000            22.1%         21.0%
 (1)...............................
 Huis ter Heideweg 62 3705 LZ Zeist
 The Netherlands
Technogen Associates, L.P. (2).....    3,274,772            10.6          10.1
 525 University Avenue, Suite 700
 Palo Alto, California 94301
Technogen Enterprises, L.L.C. (3)..    3,274,772            10.6          10.1
 525 University Avenue, Suite 700
 Palo Alto, California 94301
Russell J. Howard, Ph.D. (4).......      877,636             2.8           2.7
Willem P.C. Stemmer, Ph.D. (5).....    1,147,500             3.7           3.6
Simba Gill, Ph.D. (6)..............      456,738             1.5           1.4
John Bedbrook, Ph.D. (7)...........      203,000              *             *
Norman Kruse, Ph.D. (8)............      154,043              *             *
Michael Rabson, Ph.D. (9) .........      361,100             1.2           1.1
Isaac Stein (10)...................    3,862,106            12.6          12.0
Robert J. Glaser, M.D..............           --              *             *
M.R.C. Greenwood, Ph.D. (11).......       75,000              *             *
Adrian Hennah (12).................       75,000              *             *
George Poste, Ph.D. (13)...........       75,000              *             *
Gordon Ringold, Ph.D. (14).........    3,821,439            12.4          11.8
Joseph Affholter, Ph.D. (15).......       67,313              *             *
All directors and executive
 officers as a group (14 persons)
 (16)..............................    8,076,303            25.5          24.4

--------
 * Less than 1% of Maxygen's outstanding common stock.

 (1) Includes 75,000 shares subject to immediately exercisable options held by Adrian Hennah and which Mr. Hennah has assigned to Glaxo Wellcome plc which is the parent of Glaxo Wellcome International BV.

 (2) Consists of 3,211,574 shares held by Technogen Associates, L.P. and 63,198 shares held by Technogen Enterprises, L.L.C. Technogen Enterprises, L.L.C. and Technogen Associates, L.P. are under common control.

 (3) Consists of 3,211,574 shares held by Technogen Associates, L.P. and 63,198 shares held by Technogen Enterprises, L.L.C. Technogen Enterprises, L.L.C. and Technogen Associates, L.P. are under common control.

 (4) Includes 53,636 shares held by the Russell and Maureen Howard Trust, of which Dr. Howard is a trustee. Also includes 297,500 shares that are subject to immediately exercisable options. As of February 15, 2000, we have the right to repurchase 444,375 shares including shares issuable upon exercise of options held by Dr. Howard if Dr. Howard ceases his employment, directorship or consultancy with us.

 (5) Includes 352,187 shares that are subject to our right of repurchase as of February 15, 2000 if Dr. Stemmer ceases his employment, directorship or consultancy with us.

 (6) Includes 307,537 shares that are subject to our right of repurchase as of February 15, 2000 if Dr. Gill ceases his employment, directorship or consultancy with us.

 (7) Includes 200,000 shares that are subject to immediately exercisable options. As of February 15, 2000, we have the right to repurchase all of the shares issuable upon exercise of these options if Dr. Bedbrook ceases his employment, directorship or consultancy with us.

 (8) Includes 127,500 shares that are subject to our right of repurchase as of February 15, 2000 if Dr. Kruse ceases his employment, directorship or consultancy with us.

 (9) As of February 15, 2000, we have the right to repurchase 350,000 of these shares if Dr. Rabson ceases his employment, directorship or consultancy with us.

(10) Includes 3,211,574 shares that are held by Technogen Associates, L.P. and 63,198 shares held by Technogen Enterprises, L.L.C. Technogen Managers, L.L.C. is the general partner of Technogen Associates, L.P. Mr. Stein is a Managing Member of Technogen Enterprises, L.L.C. and Technogen Managers, L.L.C. and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in the limited liability companies. Includes 525,667 shares held by the Stein 1995 Revocable Trust, of which Mr. Stein is a trustee and 41,667 shares held by Stein Partners, of which Mr. Stein is a general partner. As of February 15, 2000, we have the right to repurchase 162,500 shares held by Mr. Stein if he ceases his employment, directorship or consultancy with us.

(11) Includes 75,000 shares that are subject to immediately exercisable options. As of February 15, 2000, we have the right to repurchase 56,250 shares issuable upon exercise of these options if Dr. Greenwood ceases her employment, directorship or consultancy with us.

(12) Includes 75,000 shares that are subject to immediately exercisable options. As of February 15, 2000, we have the right to repurchase 37,500 shares issuable upon exercise of these options if Mr. Hennah ceases his employment, directorship or consultancy with us. Mr. Hennah has assigned beneficial ownership of these shares to Glaxo Wellcome plc and disclaims beneficial ownership of the shares.

(13) Includes 75,000 shares that are subject to immediately exercisable options. As of February 15, 2000, we have the right to repurchase all of the shares issuable upon exercise of these options if Dr. Poste ceases his employment, directorship or consultancy with us.

(14) Includes 3,211,574 shares held by Technogen Associates, L.P. and 63,198 shares held by Technogen Enterprises, L.L.C. Technogen Managers, L.L.C. is the general partner of Technogen Associates, L.P. Dr. Ringold is a Managing Member of Technogen Enterprises, L.L.C. and Technogen Managers, L.L.C. and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in the limited liability companies. Also includes 20,000 shares held by the Gregory Zarucki Ringold 1998 Trust, 20,000 shares held by the Alexander Zarucki Ringold 1998 Trust and 20,000 shares held by the Melanie Gault-Ringold 1998 Trust. As of February 15, 2000, we have the right to repurchase 137,500 shares held by Dr. Ringold if he ceases his employment, directorship or consultancy with us.

(15) Includes 6,875 shares that are subject to our right of repurchase as of February 15, 2000 if Dr. Affholter ceases his employment, directorship or consultancy with us.

(16)  Includes shares included pursuant to notes (2), (3), (4), (5), (6), (7),
      (8), (9), (10), (11), (12), (13), (14) and (15), 175,200 shares beneficially owned by Howard Simon, of which 136,500 shares are subject to immediately exercisable options and 38,500 shares are subject to our right of repurchase as of February 15, 2000.

                          DESCRIPTION OF CAPITAL STOCK

General

    Our amended and restated certificate of incorporation authorizes the issuance of up to 70,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share, the rights and preferences of which may be established from time to time by our board of directors. As of February 15, 2000, we had outstanding 30,769,644 shares of common stock held by approximately 313 holders of record.

Common Stock

    Each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Subject to preferences to which holders of preferred stock issued after the sale of the common stock offered hereby may be entitled, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the shares of common stock offered by us in this offering, when issued and paid for, will be, fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which we may designate in the future.

Preferred Stock

    Our board of directors is authorized, subject to any limitations prescribed by law, without stockholder approval, from time to time to issue up to an aggregate of five million shares of preferred stock, $0.0001 par value per share, in one or more series, each of such series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the board of directors. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Registration Rights

    Pursuant to a registration rights agreement entered into between us and holders of 19,458,031 shares of common stock issued upon conversion of our Series A, Series B, Series C, Series D and Series E preferred stock, we are obligated, under limited circumstances and subject to specified conditions and limitations, to use our reasonable best efforts to register the registrable shares.

    We must use our reasonable best efforts to register shares of the registrable shares:

  - if we receive written notice from holders of 50% or more of the registrable shares requesting that we effect a registration with respect to at least 20% of the registrable shares then held by the holders requesting registration;

  -  if we decide to register our own securities; or

  - if (1) we receive written notice from any holder or holders of the registrable shares requesting that we effect a registration on Form S-3 (a shortened form of registration statement) with respect to the registrable shares and (2) we are then eligible to use Form S-3 (which at the earliest could occur in December 2000).

   However, in addition to certain other conditions and limitations, if we are proposing to issue registered shares and the underwriters request to decrease the number of shares registered, we can limit the number of registerable shares included in the registration statement. The underwriters have requested that no registerable shares be registered in this offering.

Anti-Takeover Provisions

 Charter and Bylaw Provisions

   Certain provisions of our certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. Certain of these provisions allow us to issue preferred stock without any vote or further action by the stockholders, require advance notification of stockholder proposals and nominations of candidates for election as directors, and eliminate cumulative voting in the election of directors. In addition, our bylaws provide that special meetings of the stockholders may be called only by the board of directors and that the authorized number of directors may be changed only by resolution of the board of directors. These provisions may make it more difficult for stockholders to take certain corporate actions and could have the effect of delaying or preventing a change in control of Maxygen.

 Delaware Law

   We are subject to Section 203 of the Delaware General Corporation Law. This law prohibits a Delaware corporation from engaging in any business combination with any interested stockholder, unless any of the following conditions are met. First, this law does not apply if prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder. Second, the law does not apply if upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer. Third, the law does not apply if at or after the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Transfer Agent and Registrar

   The Transfer Agent and Registrar for our common stock is ChaseMellon Shareholder Services, L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Future sales of substantial amounts of common stock in the public market could adversely affect the market price of our common stock.

   Upon completion of this offering, we will have outstanding an aggregate of 32,269,644 shares of common stock, assuming the issuance of 1,500,000 shares of common stock offered hereby and no exercise of options after February 15, 2000. All of the shares sold in this offering and 5,581,834 shares of the 6,900,000 shares sold in our initial public offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares held by "affiliates" of Maxygen as that term is defined in Rule 144 under the Securities Act. Of the remaining 1,318,166 shares that were sold in our initial public offering, 1,218,366 shares will be subject to lock-up agreements providing that the stockholders will not offer, sell or otherwise dispose of any of the shares of common stock owned by them which expire on June 18, 2000 and 99,800 shares will be subject to lock-up agreements which expire on June 12, 2000. Shares purchased by affiliates may generally only be sold pursuant to an effective registration statement under the Securities Act or in compliance with limitations of Rule 144 as described below.

   The remaining 23,852,394 shares of common stock were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. All of these shares are subject to "lock-up" agreements entered into in connection with our initial public offering providing that the stockholder will not offer, sell or otherwise dispose of any of the shares of common stock which expire on June 12, 2000. Additionally, our directors, officers and certain stockholders, including greater than 5% stockholders, who collectively hold 17,004,809 shares of our common stock have entered into lock-up agreements in connection with this offering. These lock-up agreements expire on June 18, 2000. Goldman, Sachs & Co., however, may in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements. Upon expiration of the lock-up agreements, these shares will become eligible for sale pursuant to Rule 144(k), Rule 144 and Rule 701 as discussed below.

   We have in effect a registration statement under the Securities Act registering the shares to be issued under our stock option plans. As a result, any options exercised under the stock option plans or issued under any other benefit plan since the filing of the registration statement governing our benefit plans will be freely tradeable in the public market after the expiration the 180 day lock-ups entered into in connection with our initial public offering, except that shares held by affiliates will still be subject to the limitations of Rule 144.

   Also beginning three months after the date of this offering, holders of 19,458,031 shares of our common stock will be entitled to certain rights with respect to registration of these shares for sale in the public market. See "Description of Capital Stock -- Registration Rights". Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration.

Rule 144

   In general, under Rule 144 as currently in effect, subject to the provisions of any lock-up agreements, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell in "broker's transactions" or to market makers, within any three-month period, a number of shares that does not exceed the greater of:

  - 1% of the number of shares of common stock then outstanding (which will equal approximately 322,696 shares immediately after this offering); or

  - the average weekly trading volume in the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

    Sales under Rule 144 are generally subject to the availability of current public information about Maxygen.

Rule 144(k)

    Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Therefore, "144(k) shares" may be sold immediately upon expiration of the lock-up agreements.

Rule 701

    In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of our initial public offering is entitled to sell such shares in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period and notice filing requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing requirements of Rule 144.

                                 LEGAL MATTERS

    The validity of the common stock offered hereby will be passed upon for Maxygen by Heller Ehrman White & McAuliffe, Palo Alto, California. Certain legal matters will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation. An investment partnership composed of current and former members of and persons associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation, beneficially own 4,546 shares of our common stock. Heller Ehrman White & McAuliffe, certain of its employees and HEWM Investors, an entity affiliated with Heller Ehrman White & McAuliffe, beneficially own 35,000 shares of our common stock. Julian N. Stern, the sole shareholder of a professional corporation that is a partner of Heller Ehrman White & McAuliffe and Secretary of Maxygen beneficially owns 66,000 shares of our common stock.

                                    EXPERTS

    Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 1998 and 1999, and for the each of the three years in the period ended December 31, 1999 as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given upon the authority of such firm as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

    We have filed with the SEC a registration statement on Form S-1 (including exhibits and schedules) under the Securities Act, with respect to the shares to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to us and the common stock offered in this prospectus, reference is made to the registration statement, including the exhibits, financial statements and notes to the financial statements filed as a part of the registration statement. You should read the documents filed with the SEC as exhibits to the registration statement for a more complete description of the matter involved.

    We will be filing quarterly and annual reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the public reference facilities of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

                                 MAXYGEN, INC.

                         INDEX TO FINANCIAL STATEMENTS

Report of Ernst & Young LLP Independent Auditors..........................  F-2
Balance Sheets............................................................  F-3
Statements of Operations..................................................  F-4
Statement of Stockholders' Equity.........................................  F-5
Statements of Cash Flows..................................................  F-6
Notes to Financial Statements.............................................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Maxygen, Inc.

   We have audited the accompanying balance sheets of Maxygen, Inc. as of December 31, 1998 and 1999, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maxygen, Inc. at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

                                        /s/ Ernst & Young LLP

Palo Alto, California
February 18, 2000

                                 MAXYGEN, INC.

                                 BALANCE SHEETS
               (in thousands, except share and per share amounts)

                                                               December 31,
                                                             ------------------
                                                               1998      1999
                                                             --------  --------
ASSETS
Current assets:
  Cash and cash equivalents................................  $ 15,306  $136,343
  Grant and other receivables..............................       600     3,038
  Prepaid expenses and other current assets................       271       800
                                                             --------  --------
   Total current assets....................................    16,177   140,181
  Property and equipment, net..............................     1,001     4,764
  Deposits and other assets................................       422       633
                                                             --------  --------
   Total assets............................................  $ 17,600  $145,578
                                                             ========  ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.........................................  $    466  $    370
  Accrued compensation.....................................       153       393
  Other accrued liabilities................................       286     1,803
  Deferred revenue.........................................     2,903     4,935
  Related party payables...................................       105       --
  Current portion of equipment financing obligations.......       --        170
                                                             --------  --------
Total current liabilities..................................     3,913     7,671
Deferred revenue...........................................     1,987     2,527
Non-current portion of equipment financing obligations ....       --      1,664
Commitments
Stockholders' equity:
  Convertible preferred stock, $0.0001 par value,
   25,000,000 shares and 5,000,000 shares authorized at
   December 31, 1998 and 1999, respectively, 7,461,667 and
   no shares issued and outstanding at December 31, 1998
   and 1999, respectively  ................................         1       --
  Common stock, $0.0001 par value: 70,000,000 shares
   authorized, 9,230,500, and 30,860,781 shares issued and
   outstanding at December 31, 1998 and 1999, respectively
   ........................................................         1         3
  Additional paid-in capital...............................    27,706   176,517
  Notes receivable from stockholders.......................      (548)   (1,411)
  Deferred stock compensation..............................    (2,601)  (17,216)
  Accumulated deficit......................................   (12,859)  (24,177)
                                                             --------  --------
   Total stockholders' equity..............................    11,700   133,716
                                                             --------  --------
   Total liabilities and stockholders' equity..............  $ 17,600  $145,578
                                                             ========  ========

                            See accompanying notes.

                                 MAXYGEN, INC.

                            STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)

                                                     Year ended December 31,
                                                     --------------------------
                                                      1997     1998      1999
                                                     -------  -------  --------
Collaborative research and development revenue.....  $   341  $ 1,077  $  8,895
Grant revenue......................................      --     1,646     5,122
                                                     -------  -------  --------
Total revenues.....................................      341    2,723    14,017
Operating expenses:
  Research and development (Including charges for
   stock compensation of $317, $651 and $3,998 in
   1997, 1998 and 1999, respectively)..............    3,074    7,858    19,250
  General and administrative (Including charges for
   stock compensation of $546, $910 and $2,501 in
   1997, 1998 and 1999, respectively)..............    1,461    3,920     7,498
                                                     -------  -------  --------
Total operating expenses...........................    4,535   11,778    26,748
                                                     -------  -------  --------
Loss from operations...............................   (4,194)  (9,055)  (12,731)
Interest income (expense), net.....................      161      229     1,413
                                                     -------  -------  --------
Net loss...........................................   (4,033)  (8,826)  (11,318)
Deemed dividend upon issuance of convertible
 preferred stock (Note 8)..........................      --       --     (2,200)
                                                     -------  -------  --------
Net loss attributable to common stockholders.......  $(4,033) $(8,826) $(13,518)
                                                     =======  =======  ========
Basic and diluted net loss per share...............  $ (0.82) $ (1.31) $  (1.53)
                                                     =======  =======  ========
Shares used in computing basic and diluted net loss
 per share.........................................    4,917    6,748     8,854


                            See accompanying notes.

                                 MAXYGEN, INC.
                       STATEMENT OF STOCKHOLDERS' EQUITY
               (in thousands, except share and per share amounts)

                       Convertible                                      Notes
                     Preferred Stock      Common Stock    Additional  Receivable    Deferred                   Total
                    ------------------- -----------------  Paid-In       from        Stock     Accumulated Stockholders'
                      Shares     Amount   Shares   Amount  Capital   Stockholders Compensation   Deficit      Equity
                    -----------  ------ ---------- ------ ---------- ------------ ------------ ----------- -------------
Issuance of common
stock to Affymax
Technologies N.V.
and Glaxo Group
Limited for
technology in
March 1997........          --    $ --   5,460,000 $ --    $    --     $   --       $    --     $    --      $    --
Issuance of common
stock to founders
for promissory
notes at $0.20 per
share.............          --      --   2,100,000     1        419       (420)          --          --           --
Issuance of Series
A convertible
preferred stock to
investors at $2.00
per share for
cash..............    2,790,000     --         --    --       5,580        --            --          --         5,580
Issuance of common
stock to employees
upon exercise of
stock options for
$0.20 per share...          --      --     100,000   --          20        --            --          --            20
Payments received
on promissory
notes.............          --      --         --    --         --         141           --          --           141
Deferred stock
compensation......          --      --         --    --       2,639        --         (2,639)        --           --
Amortization of
deferred stock
compensation......          --      --         --    --         --         --            863         --           863
Net loss from
inception to
December 31,
1997..............          --      --         --    --         --         --            --       (4,033)      (4,033)
                    -----------   ----  ---------- -----   --------    -------      --------    --------     --------
Balance at
December 31,
1997..............    2,790,000     --   7,660,000     1      8,658       (279)       (1,776)     (4,033)       2,571
Issuance of Series
A convertible
preferred stock to
investors at $2.00
per share for
cash..............        5,000     --         --    --          10        --            --          --            10
Issuance of Series
B convertible
preferred stock to
investors at $3.00
per share for
cash, less
issuance cost of
$36...............    3,666,667      1         --    --      10,966        --            --          --        10,967
Issuance of Series
C convertible
preferred stock to
a collaborator for
cash at $5.00 per
share.............    1,000,000     --         --    --       5,000        --            --          --         5,000
Options granted to
consultants for
services
rendered..........          --      --         --    --         209        --            --          --           209
Issuance of common
stock to
consultants for
cash and services
at $2.25 and $4.00
per share, and to
employees upon
exercise of stock
options for cash
and promissory
notes at $0.20 and
$0.30 per share...          --      --   1,570,500   --         477       (269)          --          --           208
Deferred stock
compensation......          --      --         --    --       2,386        --         (2,386)        --           --
Amortization of
deferred stock
compensation......          --      --         --    --         --         --          1,561         --         1,561
Net loss..........          --      --         --    --         --         --            --       (8,826)      (8,826)
                    -----------   ----  ---------- -----   --------    -------      --------    --------     --------
Balance at
December 31,
1998..............    7,461,667      1   9,230,500     1     27,706       (548)       (2,601)    (12,859)      11,700
Issuance of common
stock to employees
upon exercise of
options for cash
and promissory
notes at $0.20,
$0.30, $0.75 and
$7.50 per share...          --      --   2,640,650   --       1,645       (863)          --          --           782
Options granted to
consultants for
services
rendered..........          --      --         --    --         875        --            --          --           875
Issuance of common
stock for services
rendered and
certain technology
rights at $4.00,
$5.16 and $6.25
per share.........          --      --     191,600   --         845        --            --          --           845
Issuance of Series
D convertible
preferred stock to
investors at $5.50
per share for
cash, less
issuance costs of
$37...............    3,636,364     --         --    --      19,963        --            --          --        19,963
Issuance of Series
E convertible
preferred stock to
a collaborator at
$6.25 per share...      800,000     --         --    --       5,000        --            --          --         5,000
Issuance of common
stock for initial
public offering at
$16.00 per share
less issuance
costs of $9,403...          --     --    6,900,000     1    100,996        --            --          --       100,997
Conversion of
convertible
preferred stock to
common stock......  (11,898,031)    (1) 11,898,031     1        --         --            --          --           --
Deferred stock
compensation......          --      --         --    --      19,487        --        (19,487)        --           --
Amortization of
deferred stock
compensation......          --      --         --    --         --         --          4,872         --         4,872
Net loss..........          --      --         --    --         --         --            --      (11,318)     (11,318)
                    -----------   ----  ---------- -----   --------    -------      --------    --------     --------
Balance at
December 31,1999..          --    $ --  30,860,781 $   3   $176,517    $(1,411)     $(17,216)   $(24,177)    $133,716
                    ===========   ====  ========== =====   ========    =======      ========    ========     ========

                            See accompanying notes.

                                 MAXYGEN, INC.

                            STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                    Year ended December 31,
                                                    --------------------------
                                                     1997     1998      1999
                                                    -------  -------  --------
Operating activities
Net loss........................................... $(4,033) $(8,826) $(11,318)
Adjustments to reconcile net loss to net cash used
 in operating activities:
  Depreciation and amortization....................      40      178       729
  Deferred stock compensation amortization.........     863    1,561     4,862
  Common stock issued and stock options granted to
   consultants for services rendered and for
   certain technology rights.......................     --       332     1,730
  Changes in operating assets and liabilities:
    Grant and other receivables....................     (10)    (590)   (2,438)
    Prepaid expenses and other current assets......     (32)    (239)     (529)
    Deposits and other assets......................     --      (422)     (211)
    Accounts payable...............................     101      365       (96)
    Accrued liabilities............................     231      208     1,757
    Deferred revenue...............................     199    4,691     2,572
    Related party payables.........................      52       53      (105)
                                                    -------  -------  --------
Net cash used in operating activities..............  (2,589)  (2,689)   (3,047)
                                                    -------  -------  --------

Investing activities
Acquisition of property and equipment..............    (459)    (760)   (4,492)
                                                    -------  -------  --------
Financing activities
Proceeds from issuance of convertible preferred
 stock, net of issuance costs......................   5,580   14,477    24,963
Proceeds from notes payable........................     --     1,500       --
Borrowings under equipment financing obligations...     --       --      1,834
Payments received on promissory notes..............     141      --        --
Proceeds from issuance of common stock, net of
 issuance costs....................................      20       85   101,779
                                                    -------  -------  --------
Net cash provided by financing activities..........   5,741   16,062   128,576
                                                    -------  -------  --------
Net increase in cash and cash equivalents..........   2,693   12,613   121,037
Cash and cash equivalents at beginning of period...     --     2,693    15,306
                                                    -------  -------  --------
Cash and cash equivalents at end of period......... $ 2,693  $15,306  $136,343
                                                    =======  =======  ========
Schedule of noncash transactions
Issuance of common stock in exchange for note
 receivable........................................ $   420  $   269  $    863
Conversion of note payable to preferred stock...... $   --   $ 1,500  $    --

                              See accompanying notes.

                                 MAXYGEN, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies

    Maxygen, Inc. (the "Company") was incorporated in Delaware on May 7, 1996 to develop and apply proprietary directed molecular evolution technologies, also known as "MolecularBreeding," to evolve new or improved properties into single genes, multigene pathways, vectors, and genomes. Since the technology can be applied to a wide range of genetic targets, the Company will explore commercial opportunities for the directed evolution of novel enzymes and metabolic processes, novel products for agriculture, as well as opportunities in the fields of human medicine, such as gene therapy, vaccines, and protein pharmaceuticals.

    The MolecularBreeding technologies were conceived at Affymax Research Institute ("Affymax"), a subsidiary of Glaxo Group Ltd. In March 1997, as a result of the determination that a substantial future investment in the further research and development of the technology was merited, all rights to the MolecularBreeding technologies were transferred by Affymax to the Company in exchange for the issuance of 5,460,000 shares of common stock. This transaction represented the formation of the Company and thus the common shares issued were not assigned any value for accounting purposes. The technology rights transferred to the Company represented research and development stage technology with no immediate commercial application or alternative future use, and were recorded at the historic carrying value of Glaxo Group Ltd. as determined in accordance with generally accepted accounting principles in the United States. The total amount of costs incurred by Glaxo Group Ltd. to develop the MolecularBreeding technologies are not determinable but were not significant to Affymax or Glaxo Group Ltd.

    Operations commenced in March 1997 and have consisted primarily of technology and product development. Operational activity and expenses incurred for the period from inception (May 7, 1996) through March 1997 were immaterial.

    Through December 31, 1998, the Company was in the development stage. During fiscal 1999, the Company entered into its second corporate research collaboration and recognized significant revenues associated with collaborative research agreements and expects to receive significant revenues under these agreements in the future. Consequently, the Company is no longer considered to be in the development stage. The Company will require additional financial resources to complete the development and commercialization of its products. Management plans to continue to finance the Company primarily through issuances of equity securities, collaborative research and development arrangements, government grants, and debt financing. If the financing arrangements contemplated by management are not consummated, the Company may have to seek other sources of capital or reevaluate its operating plans.

Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

    The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company's cash and cash equivalents are maintained with one financial institution and consist of depository accounts, master notes, and liquidity optimized general investment contracts.

    The Company has classified its marketable securities as "available-for-sale" and recorded these securities at fair value. At December 31, 1998 and 1999, these instruments are classified as cash

                                 MAXYGEN, INC.

equivalents. Unrealized gains and losses, which are considered to be temporary, are recorded as a separate component of stockholders' equity until realized. At December 31, 1998 and 1999, the fair value of all of the Company's marketable securities approximated cost.

Property and Equipment

    Property and equipment, including the cost of purchased software, are stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful life of the assets (generally three to five years). Leasehold improvements are amortized over the shorter of six years or the estimated useful life of the assets.

Revenue Recognition

    Non-refundable up-front payments received in connection with research and development collaboration agreements, including technology advancement funding that is intended for the development of the Company's core technology, are deferred and recognized on a straight-line basis over the relevant periods specified in the agreement, generally the research term.

    Revenue related to collaborative research with the Company's corporate collaborators is recognized as research services are performed over the related funding periods for each contract. Under these agreements, the Company is required to perform research and development activities as specified in each respective agreement. The payments received under each respective agreement are not refundable and are generally based on a contractual cost per full-time equivalent employee working on the project. Research and development expenses under the collaborative research agreements approximate or exceed the revenue recognized under such agreements over the term of the respective agreements. Deferred revenue may result when the Company does not incur the required level of effort during a specific period in comparison to funds received under the respective contracts. Milestone and royalty payments, if any, will be recognized pursuant to collaborative agreements upon the achievement of specified milestones.

    The Company was awarded Defense Advanced Research Projects Agency grants and National Institute of Standards and Technology-Advanced Technology Program grants totaling approximately $10.6 million in 1998 and $14.5 million in 1999, for various research and development projects. The terms of these grant agreements are three years. Revenue related to grant agreements is recognized as related research and development expenses are incurred.

Research and Development Expenses

    Research and development expenses consist of costs incurred for Company-sponsored as well as collaborative research and development activities. These costs include direct and research-related overhead expenses as well as the cost of funding research at universities and other research institutions, and are expensed as incurred. Costs to acquire technologies that are utilized in research and development and that have no alternative future use are expensed when incurred (see Note 3).

Stock-Based Compensation

    The Company accounts for common stock options granted to employees using the intrinsic value method and, thus, recognizes no compensation expense for options granted with exercise

                                 MAXYGEN, INC.

prices equal to or greater than the fair value of the Company's common stock on the date of the grant. In 1998 and 1999, the Company recognized deferred stock compensation related to certain stock option grants (see Note 8). Pro forma information required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") is also included in Note 8.

    Stock compensation expense for options granted to nonemployees has been determined in accordance with SFAS 123 and EITF 96-18 as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. The fair value of options granted to nonemployees is periodically remeasured as the underlying options vest.

Net Loss Per Share

    Basic and diluted net loss per common share are presented in conformity with the Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"), for all periods presented. Following the guidance given by the Securities and Exchange Commission Staff Accounting Bulletin No. 98, common stock and convertible preferred stock that has been issued or granted for nominal consideration prior to the anticipated effective date of the initial public offering must be included in the calculation of basic and diluted net loss per common share as if these shares had been outstanding for all periods presented. To date, the Company has not issued or granted shares for nominal consideration.

    In accordance with SFAS 128, basic and diluted net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase. Pro forma basic and diluted net loss per common share, as presented in the statements of operations, has been computed for the years ended December 31, 1998 and 1999 as described above, and also gives effect to the conversion of the convertible preferred stock that automatically converted to common stock immediately prior to the completion of the Company's initial public offering (using the if-converted method) from the original date of issuance.

    The following table presents the calculation of basic, diluted and pro forma basic and diluted net loss per share (in thousands, except per share data):

                                                    Year ended December 31,
                                                    --------------------------
                                                     1997     1998      1999
                                                    -------  -------  --------
Net loss attributable to common stockholders....... $(4,033) $(8,826) $(13,518)
                                                    =======  =======  ========
Basic and diluted:
  Weighted-average shares of common stock
   outstanding.....................................   6,329    8,789    10,879
  Less: weighted-average shares subject to
   repurchase......................................  (1,412)  (2,041)   (2,025)
                                                    -------  -------  --------
  Weighted-average shares used in computing basic
   and diluted net loss per share..................   4,917    6,748     8,854
                                                    =======  =======  ========
Basic and diluted net loss per share............... $ (0.82) $ (1.31) $  (1.53)
                                                    =======  =======  ========
Pro forma:
  Shares used above................................            6,748     8,854
  Pro forma adjustment to reflect weighted effect
   of conversion of convertible preferred stock
   (unaudited).....................................            5,014     9,395
                                                             -------  --------
  Shares used in computing pro forma basic and
   diluted net loss per share (unaudited)..........           11,762    18,249
                                                             =======  ========
  Pro forma basic and diluted net loss per share
   (unaudited).....................................          $ (0.75) $  (0.74)
                                                             =======  ========

                                 MAXYGEN, INC.

    The Company has excluded all convertible preferred stock, outstanding stock options, and shares subject to repurchase from the calculation of diluted loss per common share because all such securities are antidilutive for all applicable periods presented. The total number of shares excluded from the calculations of diluted net loss per share, prior to application of the treasury stock method for options, was 6,232,000, 11,305,000 and 2,601,000 at December 31, 1997, 1998 and 1999, respectively. Such securities, had they been dilutive, would have been included in the computations of diluted net loss per share along with restricted common stock subject to the Company's right of repurchase. See Note 8 for further information on these securities.

Segment Reporting

    As of January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas, and major customers. The Company has determined that it operates in only one segment. Accordingly, the adoption of this statement had no impact on the Company's financial statements.

Effect of New Accounting Standards

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which will be effective for the year ending 2001. This statement establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments imbedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. The Company believes the adoption of SFAS 133 will not have a material effect on the financial statements, since it currently does not hold derivative instruments or engage in hedging activities.

    In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). "SOP 98-1" requires that entities capitalize certain costs related to internal-use software once certain criteria have been met. The adoption of SOP 98-1, as required in 1999, had no impact on the Company's financial statements for the year ended December 31, 1999. The Company expenses as incurred the costs associated with developing software for use in research and development activities in accordance with Statement of Financial Accounting Standards No. 2, "Accounting for Research and Development Costs" and related interpretations.

    In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition", which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. Management believes that the Company's revenue recognition policy is in compliance with the provisions of SAB 101 and that the impact of SAB 101 will have no material effect on the financial position or results of operations of the Company.

                                 MAXYGEN, INC.

2. Collaborative Agreements

 AstraZeneca

    In June 1999, the Company entered into a noncancelable (other than for material breach), five-year collaborative research agreement with Zeneca Limited, a wholly-owned subsidiary of AstraZeneca plc ("AstraZeneca") to improve the yield and quality of several of AstraZeneca's strategic crops. Pursuant to the agreement, AstraZeneca paid $2.5 million in technology advancement funding. AstraZeneca will also provide research funding of $15 million over the research term for defined research programs covering specified crops, potential milestone payments that could exceed $100 million as well as royalties on future product sales, as defined in the agreement. On an annual basis beginning in the second year of the agreement, AstraZeneca must either pay $1 million in annual technology advancement funding or purchase $3 million shares of the Company's stock at a 50% premium to the current fair value. If AstraZeneca elects this option, then the resulting $1 million premium will be accounted for as technology advancement funding. The technology advancement funding is intended to fund the Company's continuing development of its core MolecularBreeding technology. Because the agreement does not specify a required level of effort or other specific performance criteria, the funding is being recognized ratably over the five-year term of the agreement.

    Revenue recognized under the collaborative research agreement with AstraZeneca was $1.6 million (18% of total collaborative research and development revenues) for the year ended December 31, 1999, consisting of research funding earned of $896,000 technology advancement funding of $536,000 and licensing fees of $161,000.

    In August 1999, in conjunction with the agreement, AstraZeneca purchased 800,000 shares of Series E convertible preferred stock at $6.25 per share. The Company recorded a deemed dividend of $2.2 million at the date of issuance. The deemed dividend is further described in Note 8.

 DuPont/Pioneer Hi-Bred International, Inc.

    In December 1998, the Company entered into a five-year collaborative research and license agreement with Pioneer Hi-Bred International, Inc., a subsidiary of E.I. duPont de Nemours and Company ("DuPont/Pioneer Hi-Bred") to utilize MolecularBreeding technologies to generate novel gene products for use in the development of specific crop protection and quantity grain traits in corn, soybeans, and certain other crops. Pursuant to the agreement, DuPont/Pioneer Hi-Bred paid an up-front, nonrefundable license fee of $2.5 million which is being recognized ratably over the research term and agreed to provide nonrefundable research and development funding of up to $20 million, potential milestone payments of up to $45 million and royalties on future product sales, as defined in the agreement. The agreement also provides for nonrefundable technology advancement payments of up to $7.5 million which are being recognized ratably over the applicable research term. The agreement may be terminated by DuPont/Pioneer Hi-Bred after three years upon six-months notice, if a specified technological milestone has not been met.

    Revenue recognized under the collaborative research agreement with DuPont/Pioneer Hi-Bred was $62,000 and $6.0 million for the years ended December 31, 1998 and 1999, respectively (6% and 67%, respectively, of total collaborative research and development revenues).

                                 MAXYGEN, INC.

    In December 1998, in conjunction with the agreement, DuPont/Pioneer Hi-Bred purchased 1,000,000 shares of Series C convertible preferred stock at $5.00 per share which was the fair value of the preferred stock on the date of issuance. Furthermore, in December 1999, DuPont/Pioneer Hi-Bred purchased 312,500 shares of the Company's common stock at the initial public offering price of $16.00.

 DSM

    In March 1999, the Company entered into a three-year collaborative research and license agreement with Gist-brocades N.V., a subsidiary of DSM N.V. ("DSM") to utilize the Company's proprietary MolecularBreeding technologies to develop certain novel enzymes involved in the manufacture of certain classes of antibiotics. Under the terms of the agreement, DSM will receive worldwide commercialization rights and the Company will receive research payments of approximately $2.3 million over the three-year term and may receive royalty payments in the future. Total revenue of $596,000 was recognized for the year ended December 31, 1999 (7% of total collaborative research and development revenue).

 Novo Nordisk A/S

    In September 1997, the Company entered into a five-year License and Collaboration Agreement with Novo Nordisk A/S ("Novo Nordisk") to use MolecularBreeding technologies to develop products. The agreement provides for research and development funding as well as royalty payments on future products to the Company upon the occurrence of specified events as defined in the agreement.

    As set forth in the agreement, Novo Nordisk will fund up to $500,000 of research funding under the development program on an annual basis. Total revenue of $544,000 and $454,000 was recognized for the years ended December 31, 1998 and 1999, respectively (51% and 5%, respectively, of total collaborative research and development revenue).

 Other Collaborations

    The Company has entered into corporate collaborations under which it has completed all of its research obligations. Revenue recognized pursuant to these agreements was $341,000, $461,000, and $252,000 for the years ended December 31, 1997, 1998 and 1999, respectively (100%, 43%, and 3%, respectively, of total collaborative research and development revenue).

3. Sponsored License and Research Agreements

    The Company has entered into several research agreements to fund research at universities and other organizations. These agreements are generally cancelable by either party upon written notice and may be extended by mutual consent of both parties. Research and development expenses are recognized as the related services are performed, generally ratably over the period of the service. Expenses under these agreements were approximately $254,000, $702,000, and $1,122,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

    In addition, in 1999 the Company issued 175,000 shares of common stock with a fair value of $783,000 to research institutions in exchange for technology licenses. This amount is included in

                                 MAXYGEN, INC.

research and development expense for year ended December 31, 1999 as the related technology is in research and development and has no alternative future uses.

4. Property and Equipment

    Property and equipment consisted of the following (in thousands):

                                                              December 31,
                                                           --------------------
                                                           1997   1998    1999
                                                           ----  ------  ------
   Leasehold improvements................................. $--   $  --   $1,352
   Machinery and laboratory equipment.....................  406   1,123   3,719
   Computer equipment and software........................   36      68     266
   Furniture and fixtures.................................   16      28     374
                                                           ----  ------  ------
                                                            458   1,219   5,711
   Less accumulated depreciation and amortization.........  (39)   (218)   (947)
                                                           ----  ------  ------
   Property and equipment, net............................ $419  $1,001  $4,764
                                                           ====  ======  ======

5. Equipment Financing

    In June 1999, the Company entered into an equipment financing agreement for up to $2.0 million with a financing company. In July through December 1999, the Company financed $1.8 million in equipment purchases structured as loans. The equipment loans are to be repaid over 48 months at interest rates of 11.73% to 12.13% and are secured by the related equipment. During the first 6 months of the loan terms, the payments consist of interest only. Accumulated amortization of assets acquired pursuant to these obligations was approximately $226,000 at December 31, 1999.

    At December 31, 1999, the Company's future minimum principal payments under the equipment financing arrangements are as follows (in thousands):

   Year ended
   December 31,
   ------------
   2000.................................................................. $  173
   2001..................................................................    511
   2002..................................................................    575
   2003..................................................................    564
   2004..................................................................     11
                                                                          ------
                                                                          $1,834
                                                                          ======

6. Commitments

Services and Facility Agreement

    In February 1997, the Company entered into a services and facility agreement, which was amended in September 1998 and February 1999, with Affymax Research Institute ("ARI"), a related party. Under the agreement, ARI provided certain accounting, human resources, materials management, facility, safety, library, and information technology services, as well as the use of designated space in the ARI facility for specified periods. In exchange, the Company agreed to pay ARI $417,000 for the period from February 1,

                                 MAXYGEN, INC.

1997 to December 31, 1997, $667,000 for the period from January 1, 1998 to December 31, 1998, and $135,000 for the period from January 1, 1999 to April 1, 1999. These expenses were determined by ARI based upon the relative percentage of effort expended by ARI personnel on the Company's affairs and the relative use of facilities and fixed assets of ARI. Management believes that the charges from ARI were reasonable and would not have been materially different on a stand-alone basis. In addition, ARI agreed to transfer title of fixed assets with a carrying value of approximately $55,000 to the Company. At December 31, 1998, the Company paid ARI approximately $105,000 under this agreement. The agreement expired in April 1999.

Consulting Agreement

    In September 1998, the Company entered into a consulting arrangement whereby the Company is committed to pay to a consulting firm up to a specified percentage, as outlined in the agreement, of funds received in connection with certain of the Company's agricultural collaborative agreements. The term of the payments owed pursuant to this agreement is five years, ending in fiscal year 2004. For the fiscal years ended December 31, 1998 and 1999, the Company expensed $199,000 and $292,000, respectively, related to this agreement.

Facility Leases

    The Company leases facilities under an operating lease which commenced in 1999. The lease expires for specified facilities in 2002 and 2005. The lease contains a renewal option on the facilities under the portion of the lease that expires in 2002. This lease also includes scheduled rent increases. The scheduled rent increases are recognized on a straight-line basis over the term of the lease. Minimum annual rental commitments under operating leases are as follows (in thousands):

   Year ended
   December 31,
   ------------
   2000.................................................................. $1,528
   2001..................................................................  1,451
   2002..................................................................  1,113
   2003..................................................................  1,019
   2004..................................................................  1,043
   Thereafter............................................................    173
                                                                          ------
                                                                          $6,327
                                                                          ======

    Rent expense allocated from the services and facility agreement for the years ended December 31, 1997, 1998 and 1999 was approximately $122,000, $147,000 and $1,269,000, respectively.

7. Related Party Notes Receivable

    The Company issued full recourse loans to certain employees, of which $620,000 and $1,561,000 was outstanding at December 31, 1998 and 1999, respectively. These loans bear interest at rates ranging from 4.83% to 6.42% with terms ranging from three to five years. One loan totaling $150,000 was for the purchase of the employee's residence and is secured by a deed of trust on the employee's residence and is classified on the balance sheet as other assets. The remaining loans were for the purchase of the Company's common stock and are classified in stockholders' equity.

                                 MAXYGEN, INC.

8. Stockholders' Equity

Convertible Preferred Stock

    In connection with the terms of the collaboration agreement with AstraZeneca, the Company issued Series E convertible preferred stock in August 1999 at $6.25 per share. At the date of issuance, the Company believed the per share price of $6.25 represented the fair value of the preferred stock and was in excess of the deemed fair value of its common stock. Subsequent to the commencement of the Company's initial public offering process, the Company re-evaluated the deemed fair market value of its common stock as of August 1999 and determined it to be $9.00 per share. Accordingly, the incremental fair value is deemed to be the equivalent of a preferred stock dividend. The Company recorded the deemed dividend at the date of issuance by offsetting charges and credits to additional paid in capital of $2,200,000, without any effect on total stockholders' equity. The amount increased the loss allocable to common stockholders in the calculation of basic net loss per share for the year ended December 31, 1999.

    In December 1999, the Company completed its initial public offering of common stock under the Securities Act of 1933, in which $101.0 million in net proceeds was realized (including net proceeds from a simultaneous private placement and the exercise of the underwriter's over-allotment option). Upon the completion of the initial public offering, all of the Series A, B, C, D, and E preferred stock outstanding converted into 11,898,031 shares of common stock.

    Also, concurrent with the close of the Company's initial public offering, the Company's articles of incorporation were amended to authorize 5,000,000 shares of undesignated preferred stock, none of which are issued or outstanding. The Company's board of directors is authorized to fix the designation, powers, preferences, and rights of any such series. The Company's articles of incorporation was also amended to increase the authorized number of shares of common stock to 70,000,000 shares.

1997 Stock Option Plan

    In 1997, the Company authorized the 1997 Stock Option Plan (the "Plan") under which the board of directors may issue incentive stock options to employees, including officers and members of the board of directors who are also employees, and nonqualified stock options to employees, officers, directors, consultants, and advisors of the Company. Under the Plan, incentive options to purchase the Company's common shares may be granted to employees at prices not lower than fair value at the date of grant, as determined by the board of directors. Nonstatutory options (options which do not qualify as incentive options) may be granted to key employees, including directors and consultants, at prices not lower than 85% of fair value at the date of grant (110% in certain cases), as determined by the board of directors. Options have a term of ten years. Certain options are immediately exercisable, at the discretion of the board of directors. Shares issued pursuant to the exercise of an unvested option are subject to the Company's right of repurchase which lapse over periods specified by the board of directors, generally four years from the date of grant. If not immediately exercisable, options generally vest over four years (vesting at a rate of 25% at the end of each year). The stock option plan provides for annual increases in the number of shares available for issuance on the first day of each year, beginning January 1, 2001, equal to the lesser of 1,500,000 shares, 4% of the outstanding shares on the date of the annual increase or an amount determined by the board of directors.

                                 MAXYGEN, INC.

    Activity under the Plan is as follows:

                                                         Options Outstanding
                                                      --------------------------
                                                                    Weighted-
                                                                     Average
                                            Shares    Number of   Exercise Price
                                          Available     Shares      Per Share
                                          ----------  ----------  --------------
   Shares authorized.....................  2,140,000         --         --
   Options granted....................... (1,891,550)  1,891,550      $0.20
   Options exercised.....................        --     (100,000)     $0.20
                                          ----------  ----------
   Balance at December 31, 1997..........    248,450   1,791,550      $0.20
   Shares authorized.....................  3,860,000         --         --
   Options granted....................... (1,537,120)  1,537,120      $0.30
   Options exercised.....................        --   (1,495,500)     $0.22
   Options canceled......................     38,500     (38,500)     $0.24
                                          ----------  ----------
   Balance at December 31, 1998..........  2,609,830   1,794,670      $0.27
   Shares Authorized.....................  1,500,000         --         --
   Options granted....................... (2,986,830)  2,986,830      $3.25
   Options exercised.....................        --   (2,640,650)     $0.62
   Options canceled......................     64,488     (64,488)     $0.35
                                          ----------  ----------
   Balance at December 31, 1999..........  1,187,488   2,076,362      $4.11
                                          ==========  ==========

    The options outstanding and exercisable at December 31, 1999 are as follows:

               Options Outstanding
           -------------------------------  Weighted-Average
           Exercise                            Remaining
            Price      Number Outstanding   Contractual Life   Vested Options
           --------    ------------------   ----------------   --------------
                                               (In years)
            $ 0.20                336,825         7.6                 177,374
            $ 0.30                345,000         8.7                  58,750
            $ 0.50                 73,750         9.1                  22,750
            $ 0.63                 18,500         9.4                      --
            $ 0.75                398,162         9.7                   8,229
            $ 7.50                683,125         9.9                  17,500
            $10.80                  2,500         9.9                   2,500
            $11.00                127,250         9.9                      --
            $16.00                 91,250         10.0                     --
                                ---------                             -------
                                2,076,362                             287,103
                                =========                             =======

    The weighted-average fair value of options granted in fiscal 1997, 1998 and 1999 was $1.80, $2.13, and $10.02 respectively. At December 31, 1997, 1998 and
1999, 75,000, 1,064,250, and 2,692,718 shares of common stock issued upon the exercise of options were subject to repurchase at a weighted-average price of $0.20, $0.23, and $0.61, respectively.

                                 MAXYGEN, INC.

    Pro forma net loss information is required to be disclosed by SFAS 123 and has been determined as if the Company has accounted for its employee stock options under the fair market value method of that statement. The fair value for these options was estimated at the date of grant using the minimum value method with the following weighted-average assumptions:

                                              1997         1998         1999
                                          ------------ ------------ ------------
   Expected dividend yield...............      0%           0%           0%
   Risk-free interest rate range......... 5.9% to 6.6% 4.4% to 5.6% 5.1% to 6.2%
   Expected life.........................   5 years      5 years      5 years

    For periods following the Company's initial public offering, the Black Scholes method will be used to calculate the fair value of options granted. This method includes the above assumptions as well as the estimated volatility of the Company's common stock.

    The full effect of SFAS 123 will not be fully reflected until fiscal 2002.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma net loss information is as follows (in thousands, except per share amounts):

                                                          Year ended
                                                         December 31,
                                                   --------------------------
                                                    1997     1998      1999
                                                   -------  -------  --------
   Net loss attributable to common stockholders--
    as reported..................................  $(4,033) $(8,826) $(13,518)
                                                   =======  =======  ========
   Net loss attributable to common stockholders--
    pro forma....................................  $(4,054) $(8,871) $(13,669)
                                                   =======  =======  ========
   Basic and diluted net loss per share--as
    reported.....................................  $ (0.82) $ (1.31) $  (1.53)
                                                   =======  =======  ========
   Basic and diluted net loss per share--pro
    forma........................................  $ (0.82) $ (1.31) $  (1.54)
                                                   =======  =======  ========

    In March through December 1998, the Company granted 173,000 common stock options, of which 86,500 were fully vested, to consultants for services rendered. In addition, in September 1998, 75,000 shares of common stock were issued to consultants for services at a deemed fair value of $2.25 per share. Expense of $364,000 was recognized in 1998 related to these transactions. During the year ended December 31, 1999, the Company issued 15,000 shares of common stock for services rendered at a deemed fair market value of $4.00 per share. Also during the year ended December 31, 1999, the Company granted 87,000 common stock options to consultants for services rendered. Expense of $928,000 was recognized in 1999 related to these transactions. Options granted to consultants are periodically re-valued as they vest in accordance with SFAS 123 and EITF 96-18 using a Black-Scholes model and the following weighted-average assumptions for 1999: estimated volatility of 0.7, risk-free interest rates of 4.4% to 6.2%, no dividend yield, and an expected life of the option equal to the full term, generally ten years from the date of grant.

    During the years ended December 31, 1997, 1998 and 1999, in connection with the grant of certain share options to employees, the Company recorded deferred stock compensation of $2.6 million, $2.4 million and $19.5 million, respectively, representing the difference between the exercise price and the deemed fair value of the Company's common stock for financial reporting purposes on the date such stock options were granted. Deferred compensation is included as a reduction of stockholders' equity and is being amortized to expense on a graded vesting method. During the years ended December 31, 1997, 1998 and 1999, the Company recorded amortization of deferred stock compensation expense of approximately $863,000, $1.6 million and $4.9 million, respectively.

                                 MAXYGEN, INC.

1999 Employee Stock Purchase Plan

    In September 1999, the Company's board of directors adopted the 1999 Employee Stock Purchase Plan (the "Purchase Plan"). A total of 400,000 shares of the Company's common stock have been reserved for issuance under the Purchase Plan. The Purchase Plan permits eligible employees to purchase common stock at a discount, but only through payroll deductions, during defined offering periods. The price at which stock is purchased under the Purchase Plan is equal to 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower. The initial offering period commenced on December 16, 1999. In addition, the Purchase Plan provides for annual increases in the number of shares available for issuance under the purchase plan on the first day of each year, beginning January 1, 2001, equal to the lesser of 200,000 shares, 0.75% of the outstanding shares on the date of the annual increase or such amount as may be determined by the board. No shares have been issued to date under the Puchase Plan.

Nonemployee Directors Stock Option Plan

    In September 1999, the Company adopted the 1999 Nonemployee Directors Stock Option Plan and reserved a total of 300,000 shares of common stock for issuance thereunder. Each nonemployee director who becomes a director of the Company will be automatically granted a nonstatutory stock option to purchase 20,000 shares of common stock on the date on which such person first becomes a director. At each board meeting immediately following each annual stockholders meeting beginning with the first board meeting after the 1999 Annual Stockholders Meeting, each nonemployee director will automatically be granted a nonstatutory option to purchase 5,000 shares of common stock. The exercise price of options under the director plan will be equal to the fair market value of the common stock on the date of grant. The maximum term of the options granted under the director plan is ten years. Each initial grant under the director plan will vest as to 25% of the shares subject to the option one year after the date of grant and at a rate of 25% of the shares at the end of each year. Each subsequent grant will vest in full one year after the date of grant. The director plan will terminate in September 2009, unless terminated earlier in accordance with the provisions of the director plan.

Common Stock

    The founders' shares issued in March 1997 are also subject to repurchase. The repurchase right for these shares lapses at a rate of 25% on an annual basis in four years. The holders of unvested shares have voting and other rights identical to other common stockholders. At December 31, 1997, 1998 and 1999, 1,575,000, 1,050,000, and 525,000 shares, respectively, of common stock at a weighted-average price of $0.20 per share were subject to repurchase.

    At December 31, 1999, the Company has reserved shares of common stock for future issuance as follows:

   1999 Stock Purchase Plan...........................................   400,000
   1999 Nonemployee Directors Stock Option Plan.......................   300,000
   1997 Stock Option Plan............................................. 3,263,850
                                                                       ---------
                                                                       3,963,850
                                                                       =========

                                 MAXYGEN, INC.

9. Income Taxes

    At December 31, 1999, the Company had federal and state net operating loss carryforwards of approximately $10.4 million and $7.3 million, respectively. The Company also had federal and California research and development tax credit carryforwards of approximately $400,000 and $300,000, respectively. The net operating loss and credit carryforwards will expire at various dates beginning in the year 2011 through 2019, if not utilized. The state of California net operating losses will begin to expire in the year 2006.

    Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets for financial reporting and the amount used for income tax purposes. Significant components of the Company's deferred tax assets for federal and state income taxes are as follows (in thousands):

                                                                December 31,
                                                               ----------------
                                                                1998     1999
                                                               -------  -------
   Net operating loss carryforwards........................... $ 1,800  $ 4,000
   Research credits...........................................     400      700
   Capitalized research and development.......................     100      300
   Deferred revenue...........................................     900    1,000
   Other......................................................     200      100
                                                               -------  -------
   Total deferred tax assets..................................   3,400    6,100
   Valuation allowance........................................  (3,400)  (6,100)
                                                               -------  -------
   Net deferred tax assets.................................... $   --   $   --
                                                               =======  =======

    Because of the Company's lack of earnings history, the deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $1.2 million and $2.2 million during the years ended December 31, 1997 and 1998, respectively.

10. Subsequent Event (unaudited)

 Technological Resources PTY Limited

    In January 2000, the Company entered into a three year collaborative research and development agreement with Technological Resources PTY Limited, a wholly owned subsidiary of Rio Tinto Limited ("TRPL"), to develop novel enzymatic systems to increase the efficiency of carbon dioxide fixation in connection with the combustion of fossil fuels and for other purposes more generally for use in chemical bioprocessing and other applications. Pursuant to the agreement, TRPL agreed to provide nonrefundable research and development funding and technology advancement payments of up to $2.7 million, as well as revenue sharing on certain commercialized products and processes.

                                  UNDERWRITING

    Maxygen and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.

                            Underwriters                        Number of Shares
                            ------------                        ----------------
     Goldman, Sachs & Co.......................................      750,000
     FleetBoston Robertson Stephens Inc........................      345,000
     Credit Suisse First Boston Corporation....................      255,000
     Invemed Associates LLC....................................      150,000
                                                                   ---------
       Total...................................................    1,500,000
                                                                   =========

    If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 225,000 shares from Maxygen to cover such sales. They may exercise that option for 30 days. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Maxygen. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 225,000 additional shares.

                                                              Paid by Maxygen
                                                              ---------------
                                                               No        Full
                                                            Exercise   Exercise
                                                           ---------- ----------
     Per Share............................................ $     5.09 $     5.09
     Total................................................ $7,635,000 $8,780,250

    Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $3.05 per share from the initial price to public. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the initial price to public. If all the shares are not sold at the initial price to public, the underwriters may change the offering price and the other selling terms.

    Maxygen has agreed with the underwriters not to dispose of or hedge any of its common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This restriction does not apply to any existing employee benefit plans or securities issued in connection with acquisition transactions, provided that the recipients of such securities agree not to dispose of or hedge any of such securities for the same 90 day period. See "Shares Eligible for Future Sale" for a discussion of transfer restrictions.

    Certain persons associated with Invemed Associates LLC, one of the underwriters, hold an aggregate of 114,497 shares of common stock, of which 73,590 shares were purchased in August 1998 for $3.00 per share and 40,907 shares were purchased in June 1999 for $5.50 per share. These associated persons also hold a pecuniary interest in a small portion of the shares of common stock held by Technogen Associates, L.P. by virtue of limited partnership interests held by such associated persons in Technogen Associates. In addition, Invemed Fund L.P., a fund for which Invemed Associates is the sole general partner, purchased 363,636 shares of common stock in June 1999 for $5.50 per share. By virtue of Invemed Associates' partnership interest in Invemed Fund, together with its entitlement to a percentage return on investments made by Invemed Fund once the investment has generated a return of 20 percent, Invemed Associates received 200,477 shares of common stock on December 29, 1999, the date Invemed Fund declared a distribution of the common stock held by Invemed Fund. In addition, three entities affiliated with Credit Suisse First Boston Corporation, one of the underwriters, are the limited partners of the Invemed Fund. At the time of the December 29, 1999 distribution of the common stock from the Invemed Fund, these entities received an aggregate of 163,159 shares of common stock.

    In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

    The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

    These activities by the underwriters may stabilize, maintain or affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on The Nasdaq National Market, in the over-the-counter market or otherwise.

    Maxygen will pay the expenses of the offering, excluding underwriting discounts and commissions. The expenses of the offering are estimated to be approximately $500,000.

    Maxygen has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

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   No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                ---------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Forward-Looking Statements...............................................  18
Use of Proceeds..........................................................  18
Price Range of Common Stock..............................................  19
Dividend Policy..........................................................  19
Capitalization...........................................................  20
Dilution.................................................................  21
Selected Financial Data..................................................  22
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  23
Business.................................................................  28
Management...............................................................  45
Related Party Transactions...............................................  56
Principal Stockholders...................................................  59
Description of Capital Stock.............................................  61
Shares Eligible for Future Sale..........................................  63
Legal Matters............................................................  64
Experts..................................................................  64
Where You Can Find Additional Information................................  65
Index to Financial Statements............................................ F-1
Underwriting............................................................. U-1

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                               1,500,000 Shares

                                 Maxygen, Inc.

                                 Common Stock


                                ---------------

                                [MAXYGEN LOGO]

                                ---------------


                             Goldman, Sachs & Co.

                              Robertson Stephens

                          Credit Suisse First Boston

                              Invemed Associates



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